Exhibit 99.1

Interim Report

for the period ended September 30, 2014

Third Quarter 2014

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2

INTERIM REPORT ON OPERATIONS	3

OPERATING PERFORMANCE	3

Highlights	3

Operating Performance by Activity	4

Operating Performance by Segment	8

New Product Announcements during the Third Quarter of 2014	12

LIQUIDITY AND CAPITAL RESOURCES	16

Statement of Financial Position by Activity	16

Change in Net Industrial Debt	19

Change in Net Debt for Financial Services	19

Statement of Cash Flows by Activity	20

OTHER INFORMATION	22

Group Employees	22

Related Party Transactions	22

Important Events during the First Nine Months of 2014	22

Efficiency Program	23

Subsequent Events	23

2014 IFRS Outlook	24

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2014	25

Consolidated Income Statement	26

Consolidated Statement of Comprehensive Income	27

Consolidated Statement of Financial Position	28

Consolidated Statement of Cash Flows	30

Consolidated Statement of Changes in Equity	31

Notes	32

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Corporate Office: Cranes Farm Road, Basildon, Essex, SS14 3AD, United Kingdom

Share Capital: €18,286,686.44 (as of September 30, 2014)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS AND AUDITOR

BOARD OF DIRECTORS	INDEPENDENT AUDITOR Ernst & Young Accountants LLP

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

John Elkann(2)(3)

Mina Gerowin(2)

Maria Patrizia Grieco(3)

Léo W. Houle(3)

Peter Kalantzis(1)(3)

John Lanaway(1)

Guido Tabellini(*)

Jacqueline A. Tammenoms Bakker(2)

Jacques Theurillat(1)

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee
(*)	Member of the Audit Committee until October 30, 2014

Disclaimer

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis and other similar financial risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2013, prepared in accordance with IFRS and in its annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements.

The Company’s outlook is based upon assumptions which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

INTRODUCTION

CNH Industrial N.V. (“the Company”) is the company formed by the business combination transaction completed on September 29, 2013 (the “Merger” or the “Transaction”) between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. The Company is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom.

This Interim Report relates to the Company and its consolidated subsidiaries (“CNH Industrial” or “CNH Industrial Group” or the “Group”) after the Transaction. Because the Merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations. As such, financial information for the third quarter and first nine months of 2013, included for comparative purposes, are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial S.p.A. prior to the Merger. The Merger had no impact on the consolidated activities of the former Fiat Industrial S.p.A. and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. The main accounting effect of the Transaction has been the attribution to owners of the parent company of the previous non-controlling interests in CNH Global N.V. since the closing date.

Beginning with the filing with the SEC of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements. In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The Group’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Prior period results have been consistently recast. Additional information on the adoption of the U.S. dollar as the reporting currency and on the change in the reportable segments is presented in the Notes to the Interim Condensed Consolidated Financial Statements, section “Significant accounting policies”.

This Report is unaudited.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Group operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Trading Profit: is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is computed starting from Net revenues less Cost of sales, Selling, general and administrative costs, Research and development costs, and other operating income and expenses.

•	Operating Profit: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction	2

INTERIM REPORT ON OPERATIONS

OPERATING PERFORMANCE

HIGHLIGHTS

01.01 – 09.30			3rd Quarter
2014	2013(1)	($ million)	2014	2013(1)
24,469	24,816	Net revenues	7,817	8,236
1,881	2,040	Trading profit/(loss)	570	674
1,741	1,949	Operating profit/(loss)	505	659
1,224	1,590	Profit/(loss) before taxes	326	533
783	984	Profit/(loss) for the period	234	329
789	811	Profit/(loss) for the period attributable to owners of the parent	245	273

		(per share data in $)
0.58	0.66	Basic earnings per common share	0.18	0.22
0.58	0.66	Diluted earnings per common share	0.18	0.22

($ million)	At September 30, 2014	At December 31, 2013(1)
Total assets	56,366	56,462
Net (debt)/cash	(25,599)	(23,290)
– of which: Net industrial (debt)/cash	(4,109)	(2,195)
Total equity	7,902	7,662
Equity attributable to owners of the parent	7,859	7,591

No. of employees at period end	70,221	71,192

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Change in presentation currency” in the Notes to the Interim Condensed Consolidated Financial Statements.

CNH Industrial Group Operating Performance	3

OPERATING PERFORMANCE BY ACTIVITY

Basis of analysis

The following table provides the consolidated statements of income and a breakdown of Group results between Industrial Activities and Financial Services.

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group companies). The activities of the treasury companies do not include the offer of financing to third parties.

Certain financial information in this report has been presented by geographic area: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

•	EMEA: 28 member countries of the European Union, member countries of the European Free Trade Association (EFTA), Ukraine, Balkans, African continent and the Middle East (excluding Turkey).

•	NAFTA: United States, Canada and Mexico.

•	LATAM: Central and South America and the Caribbean Islands.

•	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Operating Performance by Activity for the Third Quarter of 2014

	3rd Quarter 2014			3rd Quarter 2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	7,817	7,448	504	8,236	7,910	462
Cost of sales	6,322	6,120	337	6,631	6,471	296
Selling, general and administrative costs	672	626	46	690	641	49
Research and development costs	217	217	—	204	204	—
Other income/(expense)	(36)	(32)	(4)	(37)	(35)	(2)
TRADING PROFIT/(LOSS)	570	453	117	674	559	115
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	51	51	—	8	8	—
Other unusual income/(expense)	(14)	(14)	—	(7)	(7)	—
OPERATING PROFIT/(LOSS)	505	388	117	659	544	115
Financial income/(expense)	(191)	(191)	—	(151)	(151)	—
Result from investments(*)	12	6	6	25	21	4
PROFIT/(LOSS) BEFORE TAXES	326	203	123	533	414	119
Income taxes	92	44	48	204	150	54
PROFIT/(LOSS) FOR THE PERIOD	234	159	75	329	264	65
Result from intersegment investments	—	75	(1)	—	65	(2)
PROFIT/(LOSS) FOR THE PERIOD	234	234	74	329	329	63

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Change in presentation currency” in the Notes to the Interim Condensed Consolidated Financial Statements.
(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

CNH Industrial Group Operating Performance	4

Net revenues

Group revenues totaled $7,817 million for the third quarter of 2014, a decrease of 5.1% from the same quarter of 2013. Net revenues of Industrial Activities were $7,448 million, down 5.8% compared to Q3 2013. Net revenues increases in Construction Equipment and Powertrain were more than offset by declines in Agricultural Equipment, due to challenging trading conditions in the agricultural row crop sector, particularly in NAFTA and LATAM regions, and Commercial Vehicles.

Revenues from Agricultural Equipment were down 11.6% to $3,659 million driven by lower volume and less favorable product mix, partially offset by net pricing. Revenues from Construction Equipment were up 14.7% to $841 million with increases in all regions, especially NAFTA. Commercial Vehicles revenues were $2,565 million, with a decrease of 5.8% as higher deliveries for trucks in EMEA were more than offset by a significant decline in LATAM and lower deliveries in the bus business. Powertrain revenues increased 1.7% to $1,027 million primarily driven by higher volumes. Net revenues of Financial Services totaled $504 million, up 9.1% compared to Q3 2013 primarily driven by the increase in the average value of the portfolio.

Trading profit/(loss)

Group trading profit was $570 million for the third quarter, down $104 million or -15.4% from Q3 2013. Trading margin for the third quarter decreased 0.9 p.p. to 7.3%. Trading profit of Industrial Activities totaled $453 million for the quarter, compared to $559 million for Q3 2013. Trading profit improved in Construction Equipment, Powertrain and Commercial Vehicles. Construction Equipment benefitted from improved trading conditions in the NAFTA and EMEA regions, positive price realization, and actions from the Group’s Efficiency Program. Positive performance in EMEA for Commercial Vehicles was partially offset by the negative effects of challenging trading conditions in LATAM, due to a significant decline in market demand. In Agricultural Equipment, lower unit volume with a negative product mix in the row crop sector, and increased manufacturing costs as a result of cuts in production run rates, were partially offset by positive net price realization during the quarter.

Agricultural Equipment trading profit was $398 million ($545 million in Q3 2013). Trading margin was 10.9% (13.2% for Q3 2013), with negative volume and mix (primarily for high horsepower tractors and combines in NAFTA) and increased manufacturing costs, being partially offset by net price realization. Construction Equipment reported a trading profit of $29 million compared to a loss $40 million for Q3 2013, with a trading margin of 3.4%, as a result of pricing strength in NAFTA, LATAM and APAC, positive volume and mix in all regions and continued containment actions in selling, general and administrative (“SG&A”) expenses as a result of the realization of the Group’s brand re-alignment initiatives and global excavators strategy. Commercial Vehicles closed the third quarter with a trading profit of $2 million compared to a trading profit of $25 million for Q3 2013. Positive volume in EMEA, primarily in light and heavy trucks, favorable pricing exceeding product content cost increase and lower SG&A expenses, were more than offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants. Powertrain closed the third quarter with a trading profit of $52 million, up $5 million compared to Q3 2013, with a trading margin of 5.1% (4.7% for Q3 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies. Trading profit of Financial Services totaled $117 million, up $2 million over the same period in 2013, mainly driven by a higher average portfolio value, partially offset by higher provisions for credit losses.

Operating profit/(loss)

The Group closed the quarter with an operating profit of $505 million (or 6.5% of net revenues), compared to $659 million (or 8.0% of net revenues) for Q3 2013. The year-over-year decrease of $154 million reflected $104 million decrease in trading profit and higher net unusual expense ($65 million for the third quarter of 2014 compared to $15 million for Q3 2013), mainly associated with higher restructuring costs, as part of the Efficiency Program announced in July 2014. Operating profit of Industrial Activities was $388 million for the quarter. The $156 million decrease over the same period in 2013 ($544 million) reflected a lower trading profit and higher restructuring costs. Operating profit of Financial Services was $117 million, an increase of $2 million over the same period of 2013.

Restructuring costs for the third quarter of 2014 amounted to $51 million, and relate to Agricultural Equipment, due to the closure of a 60% owned joint venture in China, and to Commercial Vehicles due to actions to reduce SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure. In the third quarter of 2013 restructuring costs amounted to $8 million, mainly relating to Commercial Vehicles.

Other unusual expenses amounted to $14 million for the third quarter of 2014, mainly due to the closure of an indirect taxes claim. In the third quarter of 2013, other unusual expenses amounted to $7 million.

Non-operating items

Net financial expenses totaled $191 million for the quarter compared to $151 million for the same period in 2013. The $40 million increase over Q3 2013 was due to higher average net industrial debt and higher foreign exchange losses, which included an $8 million pre-tax charge for the re-measurement of Venezuelan assets, partially offset by more favorable interest rates.

CNH Industrial Group Operating Performance	5

Result from investments was a net gain of $12 million ($25 million for Q3 2013). The decrease was mainly due to lower results from APAC joint ventures.

Income taxes for the third quarter totaled $92 million ($204 million for Q3 2013), representing an effective tax rate of 28.2% for the quarter. The decrease from the 38.3% Q3 2013 effective tax rate is mainly due to recognizing deferred tax assets in certain jurisdictions. The Group’s 2014 effective tax rate is still expected to be in the range of 36% to 40%.

Profit/(loss) for the period

The Group closed the quarter with net profit of $234 million, or $0.18 per share, compared with $329 million, or $0.22 per share for Q3 2013.

Profit attributable to owners of the parent was $245 million, compared with $273 million for Q3 2013, and was positively impacted by losses attributed to minority interest holder related to the closure of the joint venture in China.

Operating Performance by Activity for the First Nine Months of 2014

	01.01 – 09.30.2014			01.01 – 09.30.2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	24,469	23,329	1,541	24,816	23,793	1,427
Cost of sales	19,760	19,186	975	19,954	19,484	874
Selling, general and administrative costs	2,110	1,951	159	2,143	1,987	156
Research and development costs	645	645	—	602	602	—
Other income/(expense)	(73)	(59)	(14)	(77)	(74)	(3)
TRADING PROFIT/(LOSS)	1,881	1,488	393	2,040	1,646	394
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	116	116	—	27	27	—
Other unusual income/(expense)	(24)	(24)		(64)	(23)	(41)
OPERATING PROFIT/(LOSS)	1,741	1,348	393	1,949	1,596	353
Financial income/(expense)	(585)	(585)	—	(453)	(453)	—
Result from investments(*)	68	54	14	94	83	11
PROFIT/(LOSS) BEFORE TAXES	1,224	817	407	1,590	1,226	364
Income taxes	441	295	146	606	460	146
PROFIT/(LOSS) FOR THE PERIOD	783	522	261	984	766	218
Result from intersegment investments	—	261	1	—	218	(4)
PROFIT/(LOSS) FOR THE PERIOD	783	783	262	984	984	214

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Change in presentation currency” in the Notes to the Interim Condensed Consolidated Financial Statements.
(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

Group revenues totaled $24,469 million for the first nine months of 2014, a decrease of 1.4% compared to the same period of 2013. Net revenues of Industrial Activities were $23,329 million, a decrease of 2.0% compared to the first nine months of 2013. Revenues increases in Construction Equipment and Powertrain were offset by reduced revenues in Agricultural Equipment and Commercial Vehicles. Revenues from Agricultural Equipment were down 6.5% to $11,801 million mainly due to weaker demand in LATAM and NAFTA, partially offset by favorable net pricing in most regions. Revenues from Construction Equipment were up 4.9% to $2,546 million, as increased demand in NAFTA and EMEA was partially offset by decreased volumes in LATAM and APAC. Commercial Vehicles revenues decreased 2.2% to $7,675 million as increases in EMEA and APAC were offset by a sharp decline in LATAM due to overall weak economic conditions. Powertrain revenues increased 12.8% to $3,484 million driven by higher volumes. Net revenues of Financial Services totaled $1,541 million, up 8.0% compared to the first nine months of 2013 primarily driven by the increase in the average value of the portfolio.

CNH Industrial Group Operating Performance	6

Trading profit/(loss)

Group trading profit was $1,881 million for the first nine months of 2014, down $159 million or -7.8% compared to the same period of 2013. Trading margin for the first nine months decreased 0.5 p.p. to 7.7%. Trading profit of Industrial Activities totaled $1,488 million, compared with $1,646 million for the first nine months of 2013. Trading profit increases in Construction Equipment and Powertrain were more than offset by the negative effects of challenging operating conditions in LATAM affecting Commercial Vehicles, mainly due to a significant decline in demand, and unfavorable volume and mix for Agricultural Equipment.

Agricultural Equipment trading profit totaled $1,451 million (trading margin: 12.3%), down $167 million from the $1,618 million trading profit for the first nine months of 2013 (trading margin: 12.8%): decreasing volume and negative mix as well as unfavorable currency impact, were partially offset by net pricing realization. Construction Equipment reported a trading profit of $64 million (trading margin: 2.5%), up $120 million over the $56 million trading loss for the first nine months of 2013, mainly due to favorable pricing in NAFTA and LATAM and cost containment actions. Commercial Vehicles closed the first nine months with a trading loss of $111 million, compared with a profit of $10 million for the same period of 2013. The decrease is attributable to a sharp decline in deliveries in LATAM, as well as to Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, partially offset by positive volume primarily in light and heavy vehicles in EMEA, favorable pricing in EMEA and APAC and lower SG&A expenses as a result of continued cost containment actions. Powertrain reported a trading profit of $147 million, up $32 million over the same period in 2013, with a trading margin of 4.2% (trading margin: 3.7% for the first nine months of 2013) mainly due to the increase in volumes and related industrial efficiencies. Trading profit of Financial Services totaled $393 million, down $1 million from the same period in 2013, with the positive impact of the higher average portfolio value more than offset by higher provisions for credit losses and by costs associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Operating profit/(loss)

The Group closed the first nine months of 2014 with an operating profit of $1,741 million (or 7.1% of net revenues), compared with $1,949 million (or 7.9% of net revenues) for first nine months of 2013; the year-over-year decrease of $208 million reflected the $159 million decrease in trading profit and higher restructuring costs of $89 million were partially offset by lower net other unusual expenses of $40 million. Operating profit of Industrial Activities was $1,348 million. The $248 million decrease from the $1,596 million in first nine months of 2013 reflected a lower trading profit and higher restructuring costs. Operating profit of Financial Services was $393 million, an increase of $40 million over the same period of 2013 which was affected by other unusual expenses reflecting costs related to the dissolution of the Financial Services joint venture with Barclays.

Restructuring costs for the first nine months of 2014 amounted to $116 million, and relate to Construction Equipment, as a result of the re-positioning of the Case and New Holland brand offerings and the consequent alignment of their dealer networks, and of the announced closure of the Group’s Calhoun, Georgia, USA facility; to Commercial Vehicles, mainly due to actions to reduce SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure; and to Agricultural Equipment, primarily due to the closure of a 60% owned joint venture in China. In the first nine months of 2013 restructuring costs amounted to $27 million, mainly related to Commercial Vehicles.

Other unusual expenses were $24 million for the first nine months of 2014 mainly due to the closure of an indirect taxes claim, to costs for the rationalization of strategic suppliers and other minor items. In the first nine months of 2013 it amounted to net expenses of $64 million, including expenses of $41 million related to the dissolution of the previous joint venture with Barclays and its consolidation into the Group’s Financial Services business, as well as costs for the rationalization of strategic suppliers.

Non-operating items

Net financial expenses totaled $585 million for the first nine months of 2014 ($453 million for the same period in 2013) and included a pre-tax charge of $71 million due to the re-measurement of Venezuelan assets denominated in bolivares following the changes in Venezuela’s exchange rate mechanism: excluding this exceptional charge, net financial expenses totaled $514 million, an increase of $61 million over the first nine months of 2013, mainly deriving from higher average net industrial debt partially offset by more favorable interest rates.

Result from investments declined by $26 million to $68 million, due to reduced results from APAC joint ventures.

Income taxes for the first nine months totaled $441 million ($606 million for the first nine months of 2013), representing an effective tax rate of 36.0% for the period compared to an effective tax rate of 38.1% for the same period of 2013. The Group’s 2014 effective tax rate is still expected to be in the range of 36% to 40%.

CNH Industrial Group Operating Performance	7

Profit/(loss) for the period

The Group closed the first nine months with net profit of $783 million, or $0.58 per share, compared with $984 million, or $0.66 per share, for the first nine months 2013.

Profit attributable to owners of the parent was $789 million, compared with $811 million for the first nine months of 2013.

OPERATING PERFORMANCE BY SEGMENT

The following is a discussion of net revenues and trading profit for each segment.

Revenues by Segment

01.01 – 09.30			($ million)	3rd Quarter
2014	2013	% change		2014	2013	% change
11,801	12,621	-6.5	Agricultural Equipment	3,659	4,138	-11.6
2,546	2,426	4.9	Construction Equipment	841	733	14.7
7,675	7,846	-2.2	Commercial Vehicles	2,565	2,723	-5.8
3,484	3,090	12.8	Powertrain	1,027	1,010	1.7
(2,177)	(2,190)	—	Eliminations and Other	(644)	(694)	—

23,329	23,793	-2.0	Total Industrial Activities	7,448	7,910	-5.8

1,541	1,427	8.0	Financial Services	504	462	9.1
(401)	(404)	—	Eliminations	(135)	(136)	—

24,469	24,816	-1.4	Total	7,817	8,236	-5.1

Trading profit/(loss) by Segment

01.01 – 09.30			($ million)	3rd Quarter
2014	2013	change		2014	2013	change
1,451	1,618	-167	Agricultural Equipment	398	545	-147
64	(56)	120	Construction Equipment	29	(40)	69
(111)	10	-121	Commercial Vehicles	2	25	-23
147	115	32	Powertrain	52	47	5
(63)	(41)	-22	Eliminations and Other	(28)	(18)	-10

1,488	1,646	-158	Total Industrial Activities	453	559	-106

393	394	-1	Financial Services	117	115	2
—	—	—	Eliminations	—	—	—

1,881	2,040	-159	Total	570	674	-104

7.7	8.2		Trading margin (%)	7.3	8.2

Agricultural Equipment

01.01 – 09.30		($ million)	3rd Quarter
2014	2013		2014	2013
11,801	12,621	Net revenues	3,659	4,138
-6.5		% change	-11.6
1,451	1,618	Trading profit/(loss)	398	545
-167		Change	-147
12.3	12.8	Trading margin (%)	10.9	13.2

CNH Industrial Group Operating Performance	8

Net revenues for Agricultural Equipment were $3,659 million for the quarter, down 11.6% from Q3 2013, driven by lower volumes and less favorable product mix, partially offset by positive net pricing. The geographic distribution of net revenues for the period was 46% NAFTA, 27% EMEA, 15% LATAM and 12% APAC.

Worldwide agricultural equipment industry unit sales were down during the third quarter of 2014, with global demand for tractors down 1% and combines down 22%. In NAFTA, tractor demand was up 10%, largely concentrated in the lower horsepower segment (under 140 hp) on improved demand in the dairy & livestock and hay & forage sectors, while combines were down 23%. In EMEA, tractor and combine markets were down 7% and 24%, respectively. LATAM tractor and combine markets decreased 10% and 16%, respectively. In APAC, demand decreased 2% for tractors and 23% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors, with decreased market share in NAFTA and EMEA offset by an increase in APAC. Combine market share decreased in all markets except for LATAM.

Production of Agricultural Equipment was 10% above retail sales for the quarter as lower retail sales across all regions more than offset the slowdown in production (down 6% vs. last year and down 12% vs. Q2 2014). The Group expects to significantly under-produce retail demand in the last quarter of the year.

Agricultural Equipment trading profit was $398 million for the quarter ($545 million in Q3 2013). Trading margin was 10.9% (13.2% in Q3 2013), with negative volume and mix (primarily for high horsepower tractors and combines in NAFTA) and increased manufacturing costs, being partially offset by net price realization.

Agricultural Equipment had net revenues of $11,801 million for the first nine months, down 6.5% from the same period of 2013, primarily driven by lower volumes, mainly in LATAM for tractors and combines, partially offset by favorable net pricing in most regions. The geographic distribution of net revenues for the period was 46% NAFTA, 32% EMEA, 12% LATAM and 10% APAC markets.

Worldwide agricultural equipment industry unit sales were down during the first nine months of 2014, with global demand for tractors and combines down 5% and 15% respectively. NAFTA tractor sales were up 5%, largely concentrated in the lower horsepower segment (under 140 hp), while combine sales in NAFTA were down 18%. LATAM tractor and combine sales decreased 15% and 22%, respectively. EMEA tractor and combine markets were down 6% and 9% respectively. APAC markets decreased 6% for tractors and 10% for combines.

Worldwide Agricultural Equipment market share performance was flat for tractors and down in most regions for combines.

Agricultural Equipment trading profit totaled $1,451 million (trading margin: 12.3%), down $167 million over the $1,618 million trading profit for the first nine months of 2013 (trading margin: 12.8%). Trading profit was down as under-absorption (due to decreased volumes) and negative volume and mix (primarily high horsepower tractors and combines in NAFTA) were only partially offset by net price realization.

Construction Equipment

01.01 – 09.30		($ million)	3rd Quarter
2014	2013		2014	2013
2,546	2,426	Net revenues	841	733
4.9		% change	14.7
64	(56)	Trading profit/(loss)	29	(40)
120		Change	69
2.5	(2.3)	Trading margin (%)	3.4	(5.5)

Net revenues for Construction Equipment were $841 million for the quarter, up 14.7%, with increases in all regions, especially NAFTA. The geographic distribution of net revenues for the period was 44% NAFTA, 19% EMEA, 28% LATAM and 9% APAC.

In the third quarter of 2014, heavy equipment industry sales were down 13% and light equipment industry sales were up 3% compared to the prior year. For both heavy and light equipment, the industry saw continued softening of demand in LATAM and APAC, which was partially offset by recovering markets in NAFTA and EMEA.

Construction Equipment’s worldwide market share performance was flat overall for light equipment, with heavy equipment market share increasing in all regions, especially NAFTA and LATAM.

Production levels were 9% above retail sales, as industry demand continues to recover.

CNH Industrial Group Operating Performance	9

Construction Equipment reported trading profit of $29 million compared to a trading loss of $40 million for Q3 2013, with a trading margin of 3.4%, as a result of pricing strength in NAFTA, LATAM and APAC, positive volume and mix in all regions and continued containment actions in SG&A expenses as a result of the realization of the Group’s brand re-alignment initiatives and global excavators strategy.

Construction Equipment had net revenues of $2,546 million for the first nine months, up 4.9% over the same period of 2013, as increased equipment demand in NAFTA and EMEA was partially offset by a decrease in market volumes in LATAM and APAC. The geographic distribution of net revenues for the period was 42% NAFTA, 19% EMEA, 29% LATAM and 10% APAC.

For the first nine months, worldwide heavy construction equipment industry volumes were down 6%, while light construction equipment industry volumes were up 4%. Construction equipment industry volumes declined in LATAM and APAC, offset by growth in NAFTA and EMEA.

Worldwide Construction Equipment market share was flat overall, with increases in LATAM and NAFTA for heavy equipment being offset by slight decreases in the light construction equipment markets of APAC, EMEA and NAFTA.

For the first nine months of 2014, Construction Equipment trading profit totaled $64 million (trading margin: 2.5%), up $120 million over the $56 million trading loss for the first nine months of 2013, mainly due to favorable pricing in NAFTA, LATAM and APAC, positive volume/mix and cost containment actions.

Commercial Vehicles

01.01 – 09.30			3rd Quarter
2014	2013	($million)	2014	2013
7,675	7,846	Net revenues	2,565	2,723
-2.2		% change	-5.8
(111)	10	Trading profit/(loss)	2	25
-121		Change	-23
(1.4)	0.1	Trading margin (%)	0.1	0.9

Commercial Vehicles posted third quarter net revenues of $2,565 million, a decrease of 5.8% compared to Q3 2013. Increased net sales in EMEA driven by light and heavy vehicles, despite lower deliveries in the bus business due to the transition to Euro VI applications, were more than offset by a significant decrease in LATAM, as a result of continued overall weak economic conditions. Production adjustments in LATAM continued during the quarter to allow for dealer inventories to be aligned to market demand. The geographic distribution of net sales for the period was 72% EMEA, 19% LATAM and 9% APAC.

Commercial Vehicles delivered a total of 28,897 vehicles (including buses and specialty vehicles), representing an 8.2% decrease from Q3 2013. Volumes were higher in the light segment (+2.6%) as a result of the launch of the new Daily, while volumes declined in the heavy (-10.3%) and medium (-29.6%) segments driven by weak trading conditions in LATAM and pre-Euro VI demand in H2 2013 in EMEA. Commercial Vehicles deliveries increased 7.7% in EMEA, while APAC was down 14% and LATAM 45% (with Brazil down approximately 48% and Argentina down approximately 36%).

The European truck market (GVW ≥3.5 tons) grew by 4.3% compared to Q3 2013 to approximately 158,400 units. Light vehicles (GVW 3.5-6 tons) increased by 11.1%, while medium vehicles market (GVW 6.1-15.9 tons) and heavy vehicles market (GVW ≥16 tons) decreased by 15.2% and 1.8%, respectively.

The Group’s market share in the European truck market (GVW ≥3.5 tons) is estimated to be 10.2%, a decrease of 0.5 p.p. In the light segment, the share is estimated to be 10.0% (down 1.0 p.p.), mainly due to the transition to the new Daily, launched in June and the first results of which appeared in the registrations of September. In the medium segment, the Group’s market share increased by 2.2 p.p. to 26.6% and in the heavy segment was up 0.2 p.p. to 7.1%.

In LATAM, new truck registrations (GVW ≥3.5 tons), at 47,200 units, were down 22.5% compared to Q3 2013. The largest decrease was registered in Venezuela, down79.5%, while Argentina was down 33.6% and Brazil decreased by 15.0%.

The Group’s share of the LATAM market (GVW ≥3.5 tons) was down 1.4 p.p. from Q3 2013 to 9.8%. Market share increased by 1.0 p.p. and 0.5 p.p., respectively, in light and medium segments, while market share declined 2.9 p.p. in the heavy segment.

In APAC, registrations decreased by 7.6% and market share was down 0.2 p.p. compared to Q3 2013.

CNH Industrial Group Operating Performance	10

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately three months of expected retail activity.

Commercial Vehicles closed the third quarter with a trading profit of $2 million compared to a trading profit of $25 million for Q3 2013. Positive volume in EMEA, primarily in light and heavy trucks, favorable pricing exceeding product content cost increase, and lower SG&A expenses were more than offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants, due to continued depressed markets across the region and inventories realignment actions, particularly in Brazil.

Commercial Vehicles posted net revenues of $7,675 million for the first nine months of 2014, a 2.2% decrease compared to the same period of 2013, with increases in EMEA driven by light and heavy vehicles offset by a decrease in LATAM due to sharp market declines.

A total of 89,703 vehicles (including buses and specialty vehicles) were delivered, representing a 3.4% decrease compared to the first nine months of 2013. Volumes were higher in the light vehicle segment (+4.0%), while in the medium segment volumes were down 21.8% and in the heavy segment down 3.6%. Deliveries increased 8.9% in EMEA (approximately +10.4% in Europe) and 2.7% in APAC, but were down 40.6% in LATAM.

The European truck market (GVW ≥3.5 tons) grew by 5.1% over the same period in 2013 to 490,100 units. The light and heavy segments grew by 8.9% and 2.8% respectively, while medium segment decreased by 12.5%.

The Group’s share of the European market (GVW ≥3.5 tons) is estimated to be 10.8%, down 0.3 p.p. compared to the first nine months of 2013. Market share for light segment declined by 0.8 p.p. to 10.6% due to the unfavorable market mix and to the transition to the new Daily. In the medium segment the market share rose by 3.1 p.p. to 28.7%, and in the heavy segment increased by 0.5 p.p. to 7.5%.

In LATAM, demand for trucks (GVW ≥3.5 tons) was down 19.4% compared to the first nine months of 2013 to 136,600 units, with a decrease in all market segments: light vehicles decreased by 23.8%, and medium and heavy vehicles by 26.2% and 14.6%, respectively.

The Group’s share of the LATAM market (GVW ≥3.5 tons) was down 0.4 p.p. from the first nine months of 2013 to 10.3%. Market share grew by 1.5 p.p. and 1.1 p.p. in light and medium segment respectively, while was down 1.6 p.p. in heavy segment.

In APAC, demand for trucks is estimated to be down 5.9%, while the Group’s share of market remained consistent with the last year results (1.9%).

Commercial Vehicles closed the first nine months of 2014 with a trading loss of $111 million, compared to a trading profit of $10 million for the same period of 2013. The decrease is attributable to losses in LATAM, due to decline in deliveries and negative fixed-cost absorption, as well as to Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, partially offset by positive volume for light and heavy vehicles in EMEA, favorable pricing in EMEA and APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions.

Powertrain

01.01 – 09.30			3rd Quarter
2014	2013	($ million)	2014	2013
3,484	3,090	Net revenues	1,027	1,010
12.8		% change	1.7
147	115	Trading profit/(loss)	52	47
32		Change	5
4.2	3.7	Trading margin (%)	5.1	4.7

Powertrain reported third quarter net revenues of $1,027 million, an increase of 1.7% compared to Q3 2013 primarily attributable to higher volumes. Sales to external customers accounted for 39% of total net sales (33% in the same period in 2013).

During the quarter, Powertrain sold a total of 133,304 engines, an increase of 3.2% compared to Q3 2013. By major customer, 25% of engines were supplied to Agricultural Equipment, 25% to Commercial Vehicles, 5% to Construction Equipment and the remaining 45% to external customers (units sold to third parties were up 20% compared to Q3 2013). Additionally, Powertrain delivered 14,112 transmissions and 37,514 axles, an increase of 8% and 9%, respectively, compared to the same period in 2013.

CNH Industrial Group Operating Performance	11

Powertrain closed the third quarter with a trading profit of $52 million, up $5 million compared to Q3 2013, with a trading margin of 5.1% (4.7% for Q3 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Powertrain reported first nine months 2014 net revenues of $3,484 million, a 12.8% increase over the same period of 2013 mainly driven by an increase in volumes. Sales to external customers accounted for 39% of total net revenues (32% for the first nine months of 2013).

During the first nine months, Powertrain sold a total of 451,092 engines, an increase of 16.3% year-over-year. By major customer, 25% of engines were supplied to Agricultural Equipment, 25% to Commercial Vehicles, 5% to Construction Equipment and the remaining 45% to external customers. Additionally, Powertrain delivered 49,686 transmissions and 121,788 axles, both an increase of 6.8% over the same period in 2013.

Powertrain closed the first nine months with a trading profit of $147 million, up $32 million over the same period in 2013, with a trading margin of 4.2% (trading margin: 3.7% for the first nine months of 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services

01.01 – 09.30			3rd Quarter
2014	2013	($ million)	2014	2013
1,541	1,427	Net revenues	504	462
8.0		% change	9.1
393	394	Trading profit/(loss)	117	115
-1		Change	2
25.5	27.6	Trading margin (%)	23.2	24.9

Financial Services reported third quarter net revenues of $504 million, an increase of 9.1% compared to Q3 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported a trading profit of $117 million, up $2 million over the same period in 2013, mainly due to higher average portfolio value, partially offset by higher provisions for credit losses.

Retail loan originations in the quarter were $2.8 billion, flat compared to Q3 2013. The managed portfolio (including joint ventures) of $28.1 billion (of which retail was 64% and wholesale 36%) was down $1.0 billion compared to June 30, 2014, flat excluding currency impact.

For the first nine months, Financial Services reported net revenues of $1,541 million, an increase of 8.0% compared to first nine months of 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported first nine months trading profit of $393 million, down $1 million from the same period in 2013, mainly due to higher average portfolio value more than offset by higher provisions for credit losses and SG&A expenses associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Retail loan originations were $7.8 billion, relatively flat compared to the first nine months of 2013. The managed portfolio (including joint ventures) of $28.1 billion was up $1.2 billion compared to December 31, 2013 (of which retail was up $0.6 billion and wholesale was up $0.6 billion).

NEW PRODUCT ANNOUNCEMENTS DURING THE THIRD QUARTER OF 2014

Agricultural Equipment

Case IH

At the brand press event in France in July and at the Farm Progress Show held in Iowa in August, Case IH launched the Magnum Rowtrac tractor which pairs a proven Case IH oscillating rear-track system with front tire options to fit virtually any row width. The new tractor’s distinctive design makes it ideal for farming high-value specialty crops in wet conditions. At the same time the new 2015 lineup of Farmall® tractors and hay and forage tools were unveiled, expanding the Case IH offering for the livestock sector. Case IH also launched a new farm management system called AFS Connect 2.0 that uses advanced telematics technology to help producers effectively monitor and manage their operations. Additionally, at the Farm Progress Show, Case IH introduced a number of yield-boosting designs and options for both new and used planters to help producers get the most out of every acre. The five new options make up the new Case IH Precision Planting line-up and offer advantages in everything from seed placement accuracy to residue management.

CNH Industrial Group Operating Performance	12

In July, the Case IH Puma 210 tractor was recognized with the “Market Leading Award” within China’s Annual Ag Machinery Top 50 Awards. These awards are handled by China Association of Agricultural Machinery Manufacturers (CAAMM), Chinese Society for Ag Machinery (CSAM) and Farm Machinery magazine.

For the first time in Australia, Case IH is offering its innovative Magnum tractor in a mid-size frame, with the launch of the Magnum 200, 220 and 240 models. These heavy tractors are ideally suited to mid-size tillage and farming applications, but they are also versatile and adaptable for a wide range of uses.

In Brazil, for the second year in a row, Case IH was recognized as one of the top two most desired brands by the National Federation of Motor Vehicles (FENABRAVE) in the Tractor and Farm Machinery category following the results of their annual dealer survey.

New Holland Agriculture

In July, the all-new CR combine harvester range was introduced in EMEA together with the upgraded CX5000 and CX6000 Elevation combine models and the Roll-Belt ActiveSweep™ balers, designed to preserve long unbroken crops and gentle handling for traditional hay and straw operations.

In August, the CR10.90 harvester broke the GUINNESS WORLD RECORDS™ title for the most wheat harvested within eight hours by a combine, harvesting 797.656 tonnes. This model has up to 15% higher productivity than the brand’s previously highest capacity model.

In August, at the Farm Progress show, New Holland celebrated the 50th anniversary of its windrower technology with the launch of the new Speedrower® equipped with the proven ECOBlue™ Tier 4B engine and the industry-leading QuickMax™ knife-change system. The brand also introduced the new Genesis® T8 SmartTrax™ Tier 4B that matches the overall versatility of a wheeled tractor with the high traction and flotation of rubber tracks ensuring minimum soil disturbance.

In NAFTA and EMEA, New Holland Agriculture launched PLM® Connect telematics that allows farmers to receive real-time information on every machine working in their fields and improve productivity and efficiency.

In Brazil, the brand was honored with the “Tractor of the Year” award for the T7.245 tractor, as well as with the “Gold Trophy” for the CR6080 Twin Rotor combine by the Gerdau Melhores da Terra Awards 2014.

In APAC, the New Holland BC5070 small square baler received the “Application Contribution Award” within China’s Annual Ag Machinery Top 50 Awards.

In September, New Holland launched its new Excel 6010 tractor series at a few of the major Agri Fairs throughout India. This 60 hp tractor features a unique combination of technological innovations and international styling. At the Agri Fair in Punjab, New Holland was also awarded best stand at the fair.

*****

In July 2014, CNH Industrial inaugurated its new Agricultural Equipment manufacturing complex in Harbin, in Heilongjiang Province. With an investment of over $100 million, it is the largest agricultural equipment production plant in Northeast China. The Group plans to produce a complete line of products under the Case IH and New Holland Agriculture brands to support the Country’s agricultural needs, and the full cycle of corn, wheat, soybean and hay production. The new complex will manufacture planters, tractors, combine harvesters and corn pickers (as well as their headers), and balers and hay tools.

In September 2014, CNH Industrial subsidiary in India was honored with the prestigious “Industrial Excellence Award” 2014 by The Sugar Technologists Association of India (STAI). The award was bestowed for the contributions towards the development of the mechanization of sugarcane harvesting in the Indian sugar industry with its market leading Case IH equipment.

Construction Equipment

Case Construction Equipment

In September, Case Construction Equipment launched in Europe the new F Series range of compact wheel loaders that sets new standards of productivity, versatility, comfort, all with low cost of operation. The four model line-up, ranging from the 4.4 ton 21F to the 6.2 ton 321F, delivers consistently high levels of performance in every task with a powerful, highly efficient new hydraulic system. The low cab means the new compact wheel loaders move efficiently in every jobsite and are easy to transport.

CNH Industrial Group Operating Performance	13

Case Construction Equipment exhibited machines from the renowned range of highly productive wheel loaders and skid steer loaders, at the RWM exhibition, which took place in Birmingham (UK) in mid-September. The line-up included a 721FXR waste specification wheel loader and a 621FXT wheel loader, designed specifically for working within the waste and recycling management sectors, together with the versatile Tier 4 SV185 skid steer loader.

The new Case SiteWatch iPad app, launched globally in July, gives business owners and fleet managers deployment, maintenance and security information on their iPad. The app provides actionable information to help manage fleet maintenance, optimize machine performance/utilization, lower fuel consumption and idle time, and lower total cost of operation.

In August in North America, Case Construction Equipment launched a new equipment configurator at www.CaseCE.com/configure. The online tool allows customers to configure their optimal machine across all Case product categories and send the specs directly to their local dealer.

In North America, Case Construction Equipment’s M Series crawler dozers were named as one of the 2014 “Contractors’ Top 50 New Products”. The Contractors’ Top 50 list was compiled based on total reader inquiries from Equipment Today magazine as well as user engagement on ForConstructionPros.com over a 12-month period.

In North America, Case Construction Equipment introduced a new Case S Series Multi-fit Coupler. By using a coupler system, contractors can transform their hydraulic excavators into a multi-tool carrier capable of carrying out a number of tasks all while staying in the comfort of the cab. This genuine twin-locking coupler is a fully automatic, hydraulic quick coupler that is proven to be lighter and safer than existing products on the market.

New Holland Construction

In August, New Holland Construction increased its portfolio of products manufactured in Brazil, after the localization of the dozer model D140B in the brands facility in Contagem (MG). The D140B comes equipped with an engine developed by Powertrain, a common rail injection system. Equipped with a turbocharger and intercooler, the engine meets the certification standards of Tier 3 emissions.

In July, New Holland Construction globally launched its new FleetForce app for iPad, which enables fleet managers to run their fleet efficiently when they are in the field. The app delivers in-depth performance and productivity data to the iPad, helping them optimizing the units’ deployment and productivity, reducing maintenance costs and improving security.

In July, New Holland Construction received the certificate of new ISGE Benchmarking (Spontaneous General Satisfaction Index) for its product range and becoming the reference construction equipment manufacturer in Latin America for year 2014. The recognition was granted by the IBRC Institute, whose mission is to develop the relationship between companies and customers.

Commercial Vehicles

Trucks

In EMEA, Iveco participated at the 65th IAA Commercial Vehicles in Hanover, which is the sector’s most important international trade fair. Iveco displayed its complete vehicle range and showcased the patented High-Efficiency Selective Catalytic Reduction system (Hi-SCR), which significantly contributes to lowering the total cost of ownership. The stand also featured Iveco’s low environmental impact, alternative propulsion vehicles, including the new Daily electric, the new Daily CNG (Compressed Natural Gas) and the Stralis Natural Power Euro VI LNG (Liquefied Natural Gas). The highlight was the international debut of the new Daily, the third generation of Iveco’s light commercial vehicle, with the all-new 8-speed HI-MATIC automatic transmission. The new Daily has been available at dealerships across Europe since early June, and will be gradually introduced in APAC markets during 2015.

The new Daily was named “International Van of the Year 2015” during the IAA in Hanover. The annual award is conferred by a jury of 23 journalists from leading international commercial vehicle publications. The jury chooses the van that “has made the greatest contribution to the standards of efficiency and the sustainability of transport of goods by road with respect to environment and safety of people”.

Also presented at Hanover was the Iveco Vision, a concept commercial vehicle dedicated to sustainable mobility with a particular focus on environmental impact, alternative traction, driver assistance and comfort. This concept, which incorporates a number of innovative solutions, confirms Iveco’s continued commitment to the mobility of the future through research into advanced technological solutions and trends in future mobility. More than just a work tool, the Iveco Vision concept is also a business platform and a mobile management center.

The new Astra HD9 with a 560 hp Euro VI Cursor 13 engine was also presented on the international stage for the first time.

CNH Industrial Group Operating Performance	14

In the APAC region, Commercial Vehicles presented the new Stralis LNG at the Gazprom stand at Autotrans 2014 in Moscow in September.

In August, Iveco appointed its first dealer for imported vehicles in southwest China at a ceremony held in the Sichuan Province. Seven new Stralis trucks were ordered on the occasion.

In addition, Iveco officially kicked off retail activities in Taiwan which will be managed in partnership with a newly-appointed dealer.

Bus

In July, Iveco Bus won a significant contract for the supply of 300 Eurorider chassis in Egypt. The chassis will be manufactured at the Iveco Bus plant in Annonay, France.

Iveco Bus also won a major tender in Germany to supply up to 710 Crossway buses to DB FuhrparkService GmbH (a subsidiary of Deutsche Bahn), Germany’s largest bus transport company. Under the terms of the agreement, Iveco Bus is to deliver 400 Crossway and Crossway LE (Low Entry) buses to DB Regio Bus, with an option for an additional 310 vehicles to be delivered in 2017 and 2018. The agreement confirms Iveco Bus’s leadership in the European market and the proven reliability of the Crossway range.

Powertrain

In the third quarter, Powertrain signed a contract with a new customer, Xiamen King Long United Automotive Industry Co., Ltd. (King Long), one of the leading Chinese bus manufacturers, for the supply of Euro VI compliant Cursor 9 engines for a new 12-meter coach. Production of the engines began during the quarter.

New production launches included: F1A and F1C GBIV engines for Naveco, Cursor 16 Tier 4B engines for Case IH and New Holland Agriculture combines and 650 hp Cursor 9 marine engines for Caterpillar.

At the Cannes Yachting Festival in September, Powertrain showcased its S30 engine powering the innovative hybrid boat “KITE ALIKE”.

The Driveline plant in Turin was awarded the WCM program’s Silver Level certification, confirming Powertrain’s commitment to increasingly competitive and reliable production processes.

CNH Industrial Group Operating Performance	15

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial’s Consolidated Statement of Financial Position and CNH Industrial’s Consolidated Statement of Cash Flows. The breakdown of Consolidated data between Industrial Activities and Financial Services is prepared in accordance with the rules previously described in the section “Operating Performance”, paragraph “Operating Performance by Activity”.

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At September 30, 2014			At December 31, 2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets:	5,964	5,806	158	6,046	5,893	153
Goodwill	2,497	2,360	137	2,514	2,375	139
Other intangible assets	3,467	3,446	21	3,532	3,518	14
Property, plant and equipment	6,792	6,788	4	6,967	6,962	5
Investments and other financial assets	722	3,180	137	758	3,136	129
Leased assets	1,350	23	1,327	1,059	34	1,025
Defined benefit plan assets	40	39	1	44	43	1
Deferred tax assets	1,790	1,604	186	1,672	1,485	187

Total Non-current assets	16,658	17,440	1,813	16,546	17,553	1,500

Inventories	8,594	8,499	95	7,536	7,440	96
Trade receivables	1,187	1,151	84	1,362	1,338	88
Receivables from financing activities	22,294	5,185	23,596	21,986	5,853	23,655
Current taxes receivable	372	271	101	348	332	16
Other current assets	1,650	1,246	670	1,900	1,284	951
Current financial assets:	165	157	11	261	254	10
Current securities	—	—	—	—	—	—
Other financial assets	165	157	11	261	254	10
Cash and cash equivalents	5,417	3,752	1,665	6,489	4,010	2,479

Total Current assets	39,679	20,261	26,222	39,882	20,511	27,295

Assets held for sale	29	5	24	34	10	24

TOTAL ASSETS	56,366	37,706	28,059	56,462	38,074	28,819

Equity	7,902	7,902	2,595	7,662	7,662	2,508
Provisions:	6,430	6,371	59	6,528	6,460	68
Employee benefits	2,547	2,514	33	2,713	2,679	34
Other provisions	3,883	3,857	26	3,815	3,781	34
Debt:	30,941	12,865	24,563	29,946	12,088	25,380
Asset-backed financing	13,781	84	13,751	14,727	120	14,711
Other debt	17,160	12,781	10,812	15,219	11,968	10,669
Other financial liabilities	240	226	17	94	78	19
Trade payables	6,130	6,037	144	7,369	7,162	273
Current taxes payable	332	271	61	418	393	25
Deferred tax liabilities	309	185	124	302	197	105
Other current liabilities	4,082	3,849	496	4,143	4,034	441
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	48,464	29,804	25,464	48,800	30,412	26,311

TOTAL EQUITY AND LIABILITIES	56,366	37,706	28,059	56,462	38,074	28,819

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Change in presentation currency” in the Notes to the Interim Condensed Consolidated Financial Statements.

CNH Industrial Group Liquidity and Capital Resources	16

At September 30, 2014, total assets amounted to $56,366 million, a decrease of $96 million compared to the $56,462 million figure at year-end 2013.

Non-current assets totaled $16,658 million, an increase of $112 million over year-end 2013, primarily attributable to investments for the period (net of amortization/depreciation).

Current assets decreased $203 million to $39,679 million at September 30, 2014. The decrease was primarily due to a decrease of $1,072 million in cash and cash equivalents and of $250 million in Other current assets, partially offset by a $1,058 million increase in inventories.

Receivables from financing activities totaled $22,294 million at September 30, 2014. Net of currency translation differences and write-downs, there was a $1,044 million increase mainly relating to a growth in the wholesale portfolio.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) totaled $3,019 million, a $2,104 million increase for the period.

($ million)		At September 30, 2014	At December 31, 2013	Change
Inventories	(a)	8,399	7,334	1,065
Trade receivables		1,187	1,362	(175)
Trade payables		(6,130)	(7,369)	1,239
Net Current taxes receivable/(payable) & Other current receivables/(payables)	(b)	(437)	(412)	(25)

Working capital		3,019	915	2,104

(a)	Inventories are reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.
(b)	Other current payables, included under Current taxes receivable/(payable) & Other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

At September 30, 2014, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse (and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39) totaled $648 million ($1,091 million at December 31, 2013).

Working capital increased $2,310 million over the period on a comparable scope of operations and at constant exchange rates.

In the first nine months of 2014, CNH Industrial’s debt increased $995 million, mainly due to an increase of $2,801 million for the issuance of new bonds, partially offset by a reduction of $1,294 million as a consequence of exchange translation differences and a decrease of $563 million in asset-backed financing.

At September 30, 2014, CNH Industrial’s net debt was $25,599 million, an increase of $2,309 million compared with the $23,290 million recorded at the end of 2013. Excluding positive currency translation differences of approximately $1,216 million, that increase was mainly the result of cash absorption of $1,148 million generated by an increase in the loan portfolios, cash absorption of $705 million by operating activities, as well as capital expenditures during the period of $1,086 million and dividend distributed of $381 million.

The following table details CNH Industrial’s net debt at September 30, 2014 and at December 31, 2013, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s Consolidated Statement of Financial Position. Net debt is one of management’s primary measures for analyzing CNH Industrial’s debt and managing its liquidity, because CNH Industrial believes this measure illustrates how much indebtedness would remain if all of CNH Industrial’s available liquid resources were applied to the repayment of debt. In particular, for CNH Industrial, Net industrial debt (i.e., Net debt of Industrial Activities) is the principal indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

CNH Industrial Group Liquidity and Capital Resources	17

	At September 30, 2014			At December 31, 2013
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt:	(30,941)	(12,865)	(24,563)	(29,946)	(12,088)	(25,380)
Asset-backed financing	(13,781)	(84)	(13,751)	(14,727)	(120)	(14,711)
Other debt	(17,160)	(12,781)	(10,812)	(15,219)	(11,968)	(10,669)
Intersegment financial receivables(1)	—	5,073	1,414	—	5,707	1,815

Debt, net of intersegment balances	(30,941)	(7,792)	(23,149)	(29,946)	(6,381)	(23,565)

Other financial assets(2)	165	157	11	261	254	10
Other financial liabilities(2)	(240)	(226)	(17)	(94)	(78)	(19)
Liquidity:
Current securities	—	—	—	—	—	—
Cash and cash equivalents	5,417	3,752	1,665	6,489	4,010	2,479

Net (Debt)/Cash	(25,599)	(4,109)	(21,490)	(23,290)	(2,195)	(21,095)

(1)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services companies (included under intersegment financial receivables). Intersegment financial receivables for Financial Services companies, on the other hand, represent loans or advances to industrial companies – for receivables sold to Financial Services companies that do not meet the derecognition requirements of IAS 39 – as well as cash deposited temporarily with the central treasury.
(2)	Other financial liabilities and Other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

At September 30, 2014, liquidity totaled $5,417 million (down $1,072 million over the $6,489 million at year-end 2013). At September 30, 2014, cash and cash equivalents included $802 million ($922 million at December 31, 2013) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing.

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at September 30, 2014 is 12.0 Bs.F. to the U.S. dollar compared with a SICAD I rate of 10.6 Bs.F. and 10.7 Bs.F. to the U.S. dollar at June 30, 2014 and at March 31, 2014, and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. At September 30, 2014, CNH Industrial’s Venezuelan subsidiary had net monetary assets of $89 million at 12.0 Bs.F., including $51 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial’s consolidated financial statements.

Total available liquidity (including $2,458 million and $2,224 million in undrawn committed facilities at September 30, 2014 and year-end 2013, respectively) decreased $838 million to $7,875 million, mainly due to the increase in working capital – partially offset by the income-related cash inflows – the investments of the period, the dividend payments of $381 million, as well as the cash utilized to support portfolio growth for Financial Services activities. These changes were partially offset by the proceeds from the issuance of the following bonds: a €1 billion bond ($1.3 billion equivalent) issued in March 2014, under the Global Medium Term Note Programme, by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., at an annual fixed rate of 2.75% and due March 2019; a $500 million bond issued at the end of June 2014 by CNH Industrial Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., due July 2019, with a fixed rate coupon of 3.375%, and a €700 million bond ($881 million equivalent) issued in September 2014, under the Global Medium Term Note Programme, by CNH Industrial Finance Europe S.A., due September 2021, with a fixed rate coupon of 2.875%.

CNH Industrial Group Liquidity and Capital Resources	18

CHANGE IN NET INDUSTRIAL DEBT

($ million)	1/1 – 9/30 2014	1/1 – 9/30 2013
Net industrial (debt)/cash at beginning of the period	(2,195)	(2,166)
Profit/(loss) for the period	783	984
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)	856	730
Change in provisions for risks and charges and similar	(53)	104
Change in working capital	(2,372)	(1,421)
Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)	(1,074)	(1,112)
Change in consolidation scope and other changes	(185)	23
Net industrial cash flow	(2,045)	(692)
Capital increases and dividends	(366)	(370)
Currency translation differences	497	(150)

Change in Net industrial debt	(1,914)	(1,212)

Net industrial (debt)/cash at end of period	(4,109)	(3,378)

During the first nine months of 2014, Net industrial debt increased $1,914 million to $4,109 million.

Cash generated by operating activities before changes in working capital ($1,586 million) was mainly offset by working capital absorption ($2,372 million) and investments in fixed assets ($1,074 million).

CHANGE IN NET DEBT FOR FINANCIAL SERVICES

Net debt for Financial Services at September 30, 2014 was $395 million higher than year-end 2013. That increase mainly reflects the increase in the lending portfolio ($1,202 million), dividends distributed of $103 million, partially offset by positive currency translation differences ($719 million) and by cash generated by operating activities ($184 million).

CNH Industrial Group Liquidity and Capital Resources	19

STATEMENT OF CASH FLOWS BY ACTIVITY

		1/1-9/30 2014			1/1-9/30 2013(1)
($ million)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,489	4,010	2,479	6,084	3,890	2,194
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period		783	783	262	984	984	213
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		861	856	5	733	730	3
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		86	(281)	105	17	(264)	68
Dividends received		61	164	—	81	319	6
Change in provisions		190	196	(6)	181	167	14
Change in deferred income taxes		(127)	(136)	9	(149)	(141)	(8)
Change in items due to buy-back commitments	(a)	85	—	85	54	19	35
Change in operating lease items	(b)	(334)	4	(338)	(111)	4	(115)
Change in working capital		(2,310)	(2,372)	62	(1,460)	(1,421)	(39)

TOTAL		(705)	(786)	184	330	397	177

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(1,086)	(1,074)	(12)	(1,114)	(1,112)	(2)
Consolidated subsidiaries and other equity investments		(5)	(18)	—	(114)	(125)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		16	16	—	1	1	—
Net change in receivables from financing activities		(1,148)	54	(1,202)	(1,938)	(11)	(1,927)
Change in current securities		—	—	—	5	—	5
Other changes		264	288	(24)	(19)	331	(350)

TOTAL		(1,959)	(734)	(1,238)	(3,179)	(916)	(2,274)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities		2,272	1,876	396	1,671	(124)	1,795
Capital Increase		15	15	13	—	—	11
Dividends paid		(381)	(381)	(103)	(365)	(365)	(244)
(Purchase)/sale of ownership interests in subsidiaries		—	—	—	(5)	(5)	—

TOTAL		1,906	1,510	306	1,301	(494)	1,562

Translation exchange differences		(314)	(248)	(66)	(53)	(9)	(44)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,072)	(258)	(814)	(1,601)	(1,022)	(579)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,417	3,752	1,665	4,483	2,868	1,615

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Change in presentation currency” in the Notes to the Interim Condensed Consolidated Financial Statements.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

CNH Industrial Group Liquidity and Capital Resources	20

Consolidated

Operating activities absorbed $705 million in cash in the first nine months of 2014, compared to cash generated of $330 million in the first nine months of 2013, deriving from the following elements:

•	$783 million in profit that CNH Industrial recorded in the first nine months of 2014;

•	plus $861 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating leases);

•	plus $86 million in (gains)/losses from disposal of non-current assets and other non-cash items;

•	plus $61 million in dividends received and changes in provisions of $190 million, minus changes in deferred income taxes of $127 million;

•	plus changes in items due to buy-back commitments of $85 million, minus changes in operating lease items of $334 million, and $2,310 million change in working capital.

Investment activities absorbed $1,959 million in cash in the first nine months of 2014, compared to absorption of $3,179 million in the first nine months of 2013, due to net increase in receivables from financing activities ($1,148 million) and to investments in tangible and intangible assets ($1,086 million).

Financing activities generated $1,906 million in cash in the first nine months of 2014, compared to generation of $1,301 million in the first nine months of 2013, arising from bond and medium-term debt issuance, net of repayments and of dividend distributed of $381 million.

Industrial Activities

For the first nine months of 2014, Industrial Activities absorbed cash and cash equivalents totaling $258 million. In particular:

•	Operating activities absorbed $786 million in cash. Net profit adjusted for amortization and depreciation, gains/losses on disposals and other non-cash items, changes in provisions, deferred taxes, items related to vehicles sold under buy-back commitments or leased out and dividends received generated cash for $1,586 million, largely offset by an increase in working capital of $2,372 million (on a comparable scope of operations and at constant exchange rates).

•	Investment activities absorbed a total of $734 million in cash, primarily related to investments in fixed assets and in subsidiaries and other equity investments ($1,092 million).

•	Financing activities generated cash of $1,510 million, essentially due to bond and medium-term debt issuance, net of repayments and of dividends distributed of $381 million.

Financial Services

At September 30, 2014, cash and cash equivalents for Financial Services totaled $1,665 million, down $814 million over December 31, 2013. Changes in cash for Financial Services were attributable to:

•	Operating activities, which generated $184 million in cash, principally from income-related cash inflows.

•	Investment activities (including changes in financial receivables from/debt payable to Industrial Activities), which absorbed $1,238 million in cash, with $1,202 million increase in the loan portfolio and changes in financial receivables/debt payables to Industrial Activities.

•	Financing activities, which generated a total of $306 million mainly due to a bond issuance.

CNH Industrial Group Liquidity and Capital Resources	21

OTHER INFORMATION

GROUP EMPLOYEES

As of September 30, 2014, CNH Industrial had 70,221 employees, a decrease of 466 over the 70,687 figure at June 30, 2014 and 971 over the 71,192 at year-end 2013.

The change compared to June 30, 2014 was primarily attributable to a decrease of workers for manufacturing activities, mainly in LATAM, partially offset by an increase in the change of scope of operations (about 400 employees) mainly for insourcing of purchasing activities from FCA in Italy.

The change compared to year-end 2013 is mainly attributable to a decrease of workers for manufacturing activities in LATAM due to reduced production volumes. This was partially offset by an increase in the change of scope of operations (about 550 employees) mainly for insourcing of purchasing activities from FCA in Italy and Financial Services activities in LATAM. Other minor increases included hiring in the new plant of the joint venture Iveco South Africa Works in Rosslyn (South Africa) and new hiring for various functions in the emerging countries.

RELATED PARTY TRANSACTIONS

Refer to Note 30 “Related party transactions” of the Interim Condensed Consolidated Financial Statements at September 30, 2014.

IMPORTANT EVENTS DURING THE FIRST NINE MONTHS OF 2014

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Commercial Vehicles Segment in Italy, Germany, France, the United Kingdom and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all CNH Industrial Group businesses in major European countries.

In March 2014, CNH Industrial closed its offering of €1 billion in principal amount of 2.75% notes due March 2019. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at September 30, 2014 is 12.0 Bs.F. to the U.S. dollar compared to a SICAD I rate of 10.6 Bs.F and 10.7 Bs.F to the U.S. dollar at June 30, 2014 and at March 31, 2014, respectively, and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement charge of $8 million and $71 million for the third quarter and the first nine months of 2014, respectively.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the CNH Industrial’s limited ability to convert Bs.F. to U.S. dollar. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation. However, the participation in some SICAD auctions resulted in the opportunity to generate some new business in the country. Moreover, SICAD rules allow CNH Industrial to generate this additional business keeping the current foreign currency exposure, considering its suppliers’ prepayment mechanism. As such, Commercial Vehicles resumed limited manufacturing operations in Venezuela during the third quarter after temporarily suspending operations in April 2014.

At the CNH Industrial N.V. Annual General Meeting (AGM) held on April 16, 2014, shareholders approved the 2013 Annual Report (including the Company’s 2013 financial statements) and the distribution of a dividend of €0.20 per common share. The cash dividend was declared in euro and was paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share). Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. In addition, shareholders approved the Company’s Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long term incentive program. The EIP allows grants of certain specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial. Finally, shareholders granted the Board of Directors the authority to acquire up to a maximum of 10% of the Company’s issued common shares at the AGM date. Such authorization is an instrument available for the Board of Directors, but places no obligation on the Company to repurchase its own shares.

CNH Industrial Group Other Information	22

On April 28, 2014, the Company announced that it intends to enter into a new licensing agreement with Sumitomo (S.H.I.) Construction Machinery Co. Ltd., a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd. Under this new technology license and component supply agreement, CNH Industrial will manufacture Sumitomo designed crawler excavators (models ranging from 13 to 35 tonnes) at designated plants within its manufacturing network. Start of production of the new localized models is planned for mid-2016. This agreement also extends the existing Global Product Supply Agreement between CNH Industrial and Sumitomo (S.H.I.) Construction Machinery for the sourcing of excavators manufactured in Sumitomo plants. Since 1992, Sumitomo has been a supplier to the CNH Industrial global distribution network of excavators ranging from 7 to 80 tonnes. This next step will further strengthen the partnership between the two companies.

On May 8, 2014, CNH Industrial held an Investor Day in Auburn Hills, Michigan, USA, during which the Chief Executive Officer of CNH Industrial N.V., Richard Tobin, along with members of the executive management of the Group presented the Group’s 2014-2018 Business Plan to financial analysts and institutional investors.

In June 2014, the Company announced that it will close its assembly plant in Calhoun, Georgia, USA in the third quarter of 2015. The closure is due to the Company’s announced transition to a single excavator partner, and is part of the business footprint optimization program which is a key pillar to achieving the 5-year operating profit target.

In the same month, CNH Industrial Capital LLC, a wholly owned subsidiary of CNH Industrial N.V., completed its private offering of $500 million in aggregate principal amount of 3.375% notes due 2019, issued at an issue price of 99.426%. The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2015, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on July 15, 2019.

In September 2014, CNH Industrial was confirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the fourth consecutive year. The 2014 assessment resulted in a score of 87/100 for CNH Industrial, compared to an average of 50/100 for the participating companies in the Machinery and Electrical Equipment industry. All companies chosen for consideration in the indices are evaluated by RobecoSAM, investment specialists focused exclusively on Sustainability Investing. Inclusion in the prestigious DJSI family of indices is limited to companies judged as exemplary in terms of their economic, environmental and social performance. The Company’s position in DJSI reflects the significant results achieved in a number of areas that led to the highest score in the economic and environmental dimension.

In September 2014, the Company announced the definitive agreement to acquire substantially all of the assets of precision spraying equipment manufacturer Miller-St. Nazianz, Inc. These assets will become part of the New Holland brand, providing a strong platform to grow the self-propelled sprayer business on a global scale. The agreement is subject to customary closing conditions, with the goal of closing before the end of the year.

In the same month, CNH Industrial Finance Europe S.A., a wholly owned subsidiary of CNH Industrial N.V., completed its offering of €700 million in aggregate principal amount of 2.875% notes due September 2021, with an issue price of 99.22%. The notes are issued under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V. The notes will mature on July 15, 2019.

EFFICIENCY PROGRAM

In July 2014, the Company has decided to launch a comprehensive efficiency program designed to enhance efficiency and competitiveness of its Industrial Activities.

The program is expected to result in a total cumulative charge of approximately $280 million over the next three years, with a non-cash impact of approximately 20%. The majority of the restructuring charges are expected to impact the statement of operations in 2014 and 2015. Benefits from this program started to impact the performance of the third quarter of 2014, with annualized savings of approximately $160 million by the end of 2016.

Restructuring actions in Agricultural Equipment are mainly related to the closure of the joint venture in China, as above mentioned, as the business model is no longer viable in the current environment.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the re-positioning of Case and New Holland brand offerings and the consequent alignment of their dealer networks. The announced closure of the assembly plant in Calhoun, Georgia, USA, represents one of those actions.

Commercial Vehicles actions are focused on SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as on the completion of manufacturing product specialization programs.

SUBSEQUENT EVENTS

No significant events have occurred subsequent to September 30, 2014.

CNH Industrial Group Other Information	23

2014 IFRS OUTLOOK

CNH Industrial is confirming its 2014 IFRS guidance, consistent with the 5-year plan financial projections presented at the May Investor Day, as follows:

•	Consolidated revenues at approximately $34 billion;

•	Consolidated trading profit between $2.6 billion and $2.7 billion;

•	Net industrial debt between $2.2 billion and $2.1 billion at the end of 2014;

•	Consolidated net income before restructuring between $1.1 billion and $1.2 billion.

CNH Industrial Group Other Information	24

INTERIM CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS

at September 30, 2014

Interim Condensed Consolidated Financial Statements at September 30, 2014	25

CONSOLIDATED INCOME STATEMENT

($ million)	Note	3rd Quarter 2014	3rd Quarter 2013(*)	1/1-9/30 2014	1/1-9/30 2013(*)
Net revenues	(1)	7,817	8,236	24,469	24,816
Cost of sales	(2)	6,322	6,631	19,760	19,954
Selling, general and administrative costs	(3)	672	690	2,110	2,143
Research and development costs	(4)	217	204	645	602
Other income/(expenses)	(5)	(36)	(37)	(73)	(77)
TRADING PROFIT/(LOSS)		570	674	1,881	2,040
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	51	8	116	27
Other unusual income/(expenses)	(8)	(14)	(7)	(24)	(64)
OPERATING PROFIT/(LOSS)		505	659	1,741	1,949
Financial income/(expenses)	(9)	(191)	(151)	(585)	(453)
Result from investments:	(10)	12	25	68	94
Share of the profit/(loss) of investees accounted for using the equity method		12	25	68	93
Other income/(expenses) from investments		—	—	—	1
PROFIT/(LOSS) BEFORE TAXES		326	533	1,224	1,590
Income taxes	(11)	92	204	441	606
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		234	329	783	984
Profit/(loss) from discontinued operations		—	—	—	—
PROFIT/(LOSS) FOR THE PERIOD		234	329	783	984

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		245	273	789	811
Non-controlling interests		(11)	56	(6)	173

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.18	0.22	0.58	0.66
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.18	0.22	0.58	0.66

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2014	26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	3rd Quarter 2014	3rd Quarter 2013(*)	1/1-9/30 2014	1/1-9/30 2013(*)
PROFIT/(LOSS) FOR THE PERIOD (A)		234	329	783	984

Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	(22)	—	—	—	—
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(22)	—	—	—	—
Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	—	—	—
Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(22)	(97)	18	(268)	100
Gains/(losses) on fair value of available-for-sale financial assets	(22)	—	—	—	—
Gains/(losses) on exchange differences on translating foreign operations	(22)	(151)	(60)	41	(356)
Share of other comprehensive income of entities consolidated by using the equity method	(22)	(27)	(3)	(29)	(16)
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(22)	25	(22)	74	(27)
Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		(250)	(67)	(182)	(299)
TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		(250)	(67)	(182)	(299)

TOTAL COMPREHENSIVE INCOME (A)+(B)		(16)	262	601	685

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent		(3)	196	610	532
Non-controlling interests		(13)	66	(9)	153

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2014	27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At September 30, 2014	At December 31, 2013(*)
ASSETS
Intangible assets	(13)	5,964	6,046
Property, plant and equipment	(14)	6,792	6,967
Investments and other financial assets:	(15)	722	758
Investments accounted for using the equity method		653	674
Other investments and financial assets		69	84
Leased assets	(16)	1,350	1,059
Defined benefit plan assets		40	44
Deferred tax assets	(11)	1,790	1,672

Total Non-current assets		16,658	16,546

Inventories	(17)	8,594	7,536
Trade receivables	(18)	1,187	1,362
Receivables from financing activities	(18)	22,294	21,986
Current tax receivables	(18)	372	348
Other current assets	(18)	1,650	1,900
Current financial assets:		165	261
Current securities		—	—
Other financial assets	(19)	165	261
Cash and cash equivalents	(20)	5,417	6,489

Total Current assets		39,679	39,882

Assets held for sale	(21)	29	34

TOTAL ASSETS		56,366	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2014	28

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At September 30, 2014	At December 31, 2013(*)
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,859	7,591
Non-controlling interests		43	71

Total Equity	(22)	7,902	7,662

Provisions:		6,430	6,528
Employee benefits	(23)	2,547	2,713
Other provisions	(23)	3,883	3,815
Debt:	(24)	30,941	29,946
Asset-backed financing	(24)	13,781	14,727
Other debt	(24)	17,160	15,219
Other financial liabilities	(19)	240	94
Trade payables	(25)	6,130	7,369
Current tax payables		332	418
Deferred tax liabilities	(11)	309	302
Other current liabilities	(26)	4,082	4,143
Liabilities held for sale		—	—

Total Liabilities		48,464	48,800

TOTAL EQUITY AND LIABILITIES		56,366	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2014	29

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	1/1-9/30 2014	1/1-9/30 2013(*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,489	6,084
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period		783	984
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		861	733
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)		—	1
Other non-cash items		86	16
Dividends received		61	81
Change in provisions		190	181
Change in deferred income taxes		(127)	(149)
Change in items due to buy-back commitments	(a)	85	54
Change in operating lease items	(b)	(334)	(111)
Change in working capital		(2,310)	(1,460)
TOTAL		(705)	330
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(1,086)	(1,114)
Consolidated subsidiaries and other equity investments		(5)	(114)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		16	1
Net change in receivables from financing activities		(1,148)	(1,938)
Change in current securities		—	5
Other changes		264	(19)
TOTAL		(1,959)	(3,179)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		2,801	600
Repayment of bonds		—	(1,000)
Issuance of other medium-term borrowings (net of repayments)		453	300
Net change in other financial payables and other financial assets/liabilities		(982)	1,771
Capital increase		15	—
Dividends paid		(381)	(365)
(Purchase)/sale of ownership interests in subsidiaries		—	(5)
TOTAL		1,906	1,301
Translation exchange differences		(314)	(53)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,072)	(1,601)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	5,417	4,483

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Interim Condensed Consolidated Financial Statements at September 30, 2014	30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2012(*)	2,565	581	3,131	(42)	111	—	(247)	8	986	7,093

Changes in equity for the first nine months of 2013(*):
Capital increase	—	—	—	—	—	—	—	—	—	—
Dividends distributed	—	—	(363)	—	—	—	—	—	(2)	(365)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(38)	—	—	—	—	2	—	75	39
Increase/(decrease) in the Reserve for share-based payments	—	—	34	—	—	—	—	—	—	34
Total comprehensive income for the year	—	—	811	66	(331)	—	—	(14)	153	685
Other changes	—	—	(8)	—	—	—	—	—	21	13
Presentation of the effects of the Merger
Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(2,541)	2,541	—	—	—	—	—	—	—	—
Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1	1,178	2	5	—	(30)	(10)	(1,147)	—
AT SEPTEMBER 30, 2013(*)	25	3,085	4,783	26	(215)	—	(275)	(16)	86	7,499

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2013(*)	25	3,114	5,005	55	(379)	—	(207)	(22)	71	7,662

Changes in equity for the first nine months of 2014:
Capital increase	—	15	—	—	—	—	—	—	—	15
Dividends distributed	—	—	(375)	—	—	—	—	—	(6)	(381)
Increase/(decrease) in the Reserve for share-based payments	—	24	—	—	—	—	—	—	—	24
Total comprehensive income for the period	—	—	789	(194)	44	—	—	(29)	(9)	601
Other changes	—	—	(6)	—	—	—	—	—	(13)	(19)
AT SEPTEMBER 30, 2014	25	3,153	5,413	(139)	(335)	—	(207)	(51)	43	7,902

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2014	31

NOTES

FOREWORD

CNH Industrial N.V. (“the Company”) is the company formed by the business combination transaction completed on September 29, 2013 (the “Merger” or the “Transaction”) between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. The Company is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom.

This Interim Report relates to the Company and its consolidated subsidiaries (“CNH Industrial” or “CNH Industrial Group” or the “Group”) after the Transaction. Because the Merger represents a “business combination involving entities or businesses under common control” it is outside the scope of application of IFRS 3 – Business Combinations. As such, financial information for the third quarter and the first nine months of 2013, included for comparative purposes, are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial S.p.A. prior to the Merger. The main accounting effect of the Transaction has been the attribution to owners of the parent company of the previous non-controlling interests in CNH Global N.V. since the closing date.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in Note 33 “IFRS to U.S. GAAP reconciliation”.

In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). Prior period results have been consistently recast.

For additional information on the adoption of the U.S. dollar as the reporting currency and on the change in the reportable segments refer to the following section, paragraphs “Change in presentation currency” and “Change in reportable segments”.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This Interim Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). This Interim Report has also been prepared in accordance with the IFRS adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

In particular, this Interim Report has been prepared in accordance with IAS 34 – Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2013, included in the Annual Report prepared under IFRS for European listing purposes and Dutch law requirements (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2013”), other than those discussed in the following paragraph “Accounting standards, amendments and interpretations adopted from January 1, 2014”. This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2013.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the CNH Industrial Consolidated Financial Statements at December 31, 2013 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Interim Condensed Consolidated Financial Statements at September 30, 2014	32

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. At the date of this Interim Report there were no indicators of impairment requiring immediate consideration to be made as to the existence of any impairment losses. Similarly, the recoverability of deferred tax assets is usually assessed annually using figures from budget and plans for subsequent years consistent with those used for impairment testing.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual financial statements.

Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, relating mainly to exchange rates and interest rates. This Interim Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information reference should be made to the “Risk management” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2013.

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is consistent with international practice in the capital goods sector. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit is the measure used by management to assess the trading performance of the Group’s businesses and is therefore, together with Operating Profit, one of the measures of segment profit that the Group presents under IFRS. Trading Profit is also presented on a consolidated basis because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist them in their assessment of the trading performance of the Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other “unusual” income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•	Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value.

•	Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability.

•	Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

Management excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

Interim Condensed Consolidated Financial Statements at September 30, 2014	33

For the Statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in Industrial Activities), which lend funds both to industrial Group companies and to financial services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the Consolidated statement of financial position is not meaningful.

The Statement of cash flows is presented using the indirect method.

Change in presentation currency

This Interim Report is presented in U.S. dollars, except as otherwise indicated.

In order to improve comparability with its main peers, CNH Industrial changed its presentation currency from euro to U.S. dollars for all financial reporting publications subsequent to its Annual report at December 31, 2013 prepared in accordance with IFRS.

Under IFRS, a change in the presentation currency is a change in accounting policy that, in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates, is accounted for retrospectively as if the new presentation currency had always been the presentation currency.

As a consequence, comparative figures included in this Interim Report, previously reported in euros, have been recast into U.S. dollars as follows:

•	assets and liabilities denominated in non-U.S. dollar currencies were translated into U.S. dollars at the closing rates of exchange on the relevant balance sheet date, as detailed in Note 31 “Translation of financial statements denominated in a currency other than the U.S. dollar”;

•	income and expenses denominated in non-U.S. dollar currencies were translated at the average rates of exchange for the relevant period, as detailed in Note 31;

•	cumulative hedging and translation reserves had been set to nil at January 1, 2004, the date of transition to IFRS by CNH Industrial, and these reserves have been recast on the basis that CNH Industrial reported in U.S. dollars since that date. Share capital, share premium and the other reserves were translated at the historic rates and subsequent rates on the date of each transaction.

Change in reportable segments

Until December 31, 2013, CNH Industrial presented its consolidated financial statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting following the Merger between Fiat Industrial S.p.A. and CNH Global N.V., CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses and special use vehicles; (iv) Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation; and (v) Financial Services, which offers a range of financial services to dealers and customers.

CNH Industrial’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations, as well as corporate functions, are collectively referred to as “Industrial Activities”.

The segment information presented for the period ended September 30, 2014 reflects the five reportable segments above described. Segment information presented for comparative purposes has been recast, as required by IFRS 8 – Operating Segments, to conform to the current year’s presentation. For further information, refer to Note 28 “Segment information”.

Interim Condensed Consolidated Financial Statements at September 30, 2014	34

Re-measurement of Venezuelan assets

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at September 30, 2014 is 12.0 Bs.F. to the U.S. dollar compared with a SICAD I rate of 10.6 Bs.F. and 10.7 Bs.F. to the U.S. dollar at June 30, 2014 and at March 31, 2014, respectively, and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement charge of $8 million and $71 million for the third quarter and the first nine months of 2014, respectively. At September 30, 2014, CNH Industrial’s Venezuelan subsidiary had net monetary assets of $89 million at 12.0 Bs.F., including $51 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial’s consolidated financial statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the CNH Industrial’s limited ability to convert Bs.F. to U.S. dollar. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation. However, the participation in some SICAD auctions resulted in the opportunity to generate some new business in the country. Moreover, SICAD rules allow CNH Industrial to generate this additional business keeping the current foreign currency exposure, considering its suppliers’ prepayment mechanism. As such, Commercial Vehicles resumed limited manufacturing operations in Venezuela during the third quarter after temporarily suspending operations in April 2014.

Accounting standards, amendments and interpretations adopted from January 1, 2014

On December 16, 2011, the IASB issued certain amendments to IAS 32 – Financial Instruments: Presentation, to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any significant effect on this Interim Report.

On May 20, 2013, the IASB issued IFRIC Interpretation 21: Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments other than income taxes. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively for annual periods beginning on or after January 1, 2014. The application of this interpretation had no effect on this Interim Report.

On May 29, 2013, the IASB issued amendments to IAS 36 – Impairment of Assets, entitled Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36), addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The Group retrospectively applied these amendments from January 1, 2014 excluding periods and comparative periods, in which IFRS 13 – Fair Value Measurement, was not applied. The application of these amendments did not have any effect on this Interim Report.

On June 27, 2013, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement, entitled Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39), that allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any effect on this Interim Report.

Interim Condensed Consolidated Financial Statements at September 30, 2014	35

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

On November 21, 2013, the IASB issued an amendment to IAS 19 – Employee Benefits, entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective, retrospectively, from July 1, 2014, with earlier application permitted. At the date of this Interim Report, the European Union has not yet completed its endorsement process for this amendment.

On December 12, 2013, the IASB issued the Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011– 2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share Based Payment, the aggregation of operating segments in IFRS 8 – Operating Segments, the definition of key management personnel in IAS 24 – Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements (as defined in IFRS 11 – Joint Arrangements) and clarifications about the application of certain exceptions in IFRS 13 – Fair Value Measurement. These amendments are effective for annual periods beginning on or after July 1, 2014, with early application permitted. At the date of this Interim Report, the European Union has not yet completed its endorsement process for these amendments.

On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted. At the date of this Interim Report, the European Union has not yet completed its endorsement process for these amendments.

On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate and also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. At the date of this Interim Report, the European Union has not yet completed its endorsement process for these amendments.

On May 28, 2014, the IASB issued the new standard IFRS 15 – Revenue from Contracts with Customers. The standard requires that an entity recognizes revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective on a retrospectively basis for annual periods beginning on or after January 1, 2017. At the date of this Interim Report, the European Union has not yet completed its endorsement process for this standard. The Group is in the process of assessing the impact of the adoption of this standard on its consolidated financial statements.

On July 24, 2014 the IASB completed and issued the new IFRS 9 – Financial Instruments. The improvement package introduced by the new standard includes a logical model for classification and measurement of financial instruments, a single expected loss impairment model for financial assets and a substantially reformed approach for hedge accounting. Entities should apply this new standard retrospectively from January 1, 2018. Early application is permitted. At the date of this Interim Report, the European Union has not yet completed its endorsement process for this standard.

On September 11, 2014, the IASB issued amendments to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures (2011). The amendments deal with the sale or contribution of assets between an investor and its associate or joint venture, and provide that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after 1 January 2016. At the date of this Interim Report, the European Union has not yet completed its endorsement process for these amendments.

On September 25, 2014, the IASB issued the Annual Improvements to IFRSs 2012–2014 Cycle. The most important topics addressed in these amendments are changes in method of disposal in IFRS 5 – Non-current Assets Held for Sale and Discontinued operations, the definition of servicing contracts and the applicability of the amendments to IFRS 7 – Financial Instruments: Disclosures to condensed interim financial statements, the issue of the discount rate to be used for regional markets in IAS 19 – Employee benefits and other disclosures to be incorporated by cross-reference to information outside the interim financial statements according to IAS 34 – Interim Financial Reporting. These amendments are effective for annual periods beginning on or after January, 2016. At the date of this Interim Report, the European Union has not yet completed its endorsement process for these amendments.

Interim Condensed Consolidated Financial Statements at September 30, 2014	36

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the first nine months of 2014.

OTHER INFORMATION

Other sections of this Interim Report provide information on important events occurred since the end of the period and business outlook.

Interim Condensed Consolidated Financial Statements at September 30, 2014	37

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

An analysis of Net revenues (net of intra-Group transactions) by operating segment is as follows:

($ million)	3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Industrial Activities:
Agricultural Equipment	3,659	4,138	11,801	12,621
Construction Equipment	841	733	2,546	2,426
Commercial Vehicles	2,551	2,710	7,627	7,749
Powertrain	397	329	1,355	997
Total Industrial Activities	7,448	7,910	23,329	23,793
Financial Services	369	326	1,140	1,023

Total Net revenues	7,817	8,236	24,469	24,816

2.	Cost of sales

Cost of sales comprises the following:

($ million)	3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Interest cost and other financial charges from financial services companies	222	190	600	519
Other costs of sales	6,100	6,441	19,160	19,435

Total Cost of sales	6,322	6,631	19,760	19,954

3.	Selling, general and administrative costs

Selling costs were $308 million and $970 million in the third quarter of 2014 and in the first nine months of 2014, respectively ($326 million and $1,001 million in the third quarter of 2013 and in the first nine months of 2013, respectively) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs were $364 million and $1,140 million in the third quarter of 2014 and in the first nine months of 2014, respectively ($364 million and $1,142 million in the third quarter of 2013 and in the first nine months of 2013, respectively) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4.	Research and development costs

In the third quarter of 2014, research and development costs of $217 million ($204 million in the third quarter of 2013) comprise all research and development costs not recognized as assets amounting to $109 million ($127 million in the third quarter of 2013), and the amortization of capitalized development costs of $108 million ($77 million in the third quarter of 2013). During the period CNH Industrial incurred new expenditure for capitalized development costs of $147 million ($152 million in the third quarter of 2013).

In the first nine months of 2014, research and development costs of $645 million ($602 million in the first nine months of 2013) comprise all research and development costs not recognized as assets amounting to $341 million ($374 million in the first nine months of 2013), and the amortization of capitalized development costs of $304 million ($228 million in first nine months of 2013). During the period CNH Industrial incurred new expenditure for capitalized development costs of $485 million ($468 million in the first nine months of 2013).

Interim Condensed Consolidated Financial Statements at September 30, 2014	38

5.	Other income/(expenses)

This item amounts to expenses of $36 million and of $73 million in the third quarter of 2014 and in the first nine months of 2014, respectively (expenses of $37 million and of $77 million in the third quarter of 2013 and in the first nine months of 2013, respectively) and consists of trading income which is not attributable to the typical sales and services operations of CNH Industrial, net of miscellaneous operating costs not attributable to specific functional areas, such as post-employment benefits for retired former employees, indirect taxes and duties, and accruals to miscellaneous provisions.

6.	Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the third quarter of 2014 and in the first nine months of 2014 (zero in the corresponding periods of 2013).

7.	Restructuring costs

In the third quarter of 2014, the net balance of this item amounts to expenses of $51 million, mainly related to Agricultural Equipment for the closure of a 60% owned joint venture in China, and Commercial Vehicles due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure (expenses of $8 million in the third quarter of 2013, mainly related to Commercial Vehicles).

In the first nine months of 2014, the net balance of this item amounts to expenses of $116 million, related to Commercial Vehicles, Construction Equipment and Agricultural Equipment (expenses of $27 million in the first nine months of 2013, mainly related to Commercial Vehicles).

8.	Other unusual income/(expenses)

In the third quarter of 2014 this item amounts to a net expense of $14 million, mainly due to the closure of an indirect taxes claim. In the first nine months of 2014 the item amounts to a net expense of $24 million, also including costs for the rationalization of strategic suppliers and other minor items.

In the third quarter of 2013 this item amounted to a net expense of $7 million and in the first nine months of 2013 it amounted to a net expense of $64 million, including expenses of $41 million related to the dissolution of the previous joint venture with Barclays and its consolidation into the Group’s Financial Services business, as well as, costs for the rationalization of strategic suppliers.

Interim Condensed Consolidated Financial Statements at September 30, 2014	39

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) also takes into account the income from financial services companies included in Net revenues for $257 million and $766 million in the third quarter of 2014 and in the first nine months of 2014, respectively ($235 million and $722 million in the third quarter of 2013 and in the first nine months of 2013, respectively) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for $222 million and $600 million in the third quarter of 2014 and in the first nine months of 2014, respectively ($190 million and $519 million in the third quarter of 2013 and in the first nine months of 2013, respectively). Reconciliation to the income statement is provided at the foot of each column of the following table.

($ million)	3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Financial income:
Interest earned and other financial income	16	14	48	38
Interest income from customers and other financial income of financial services companies	257	235	766	722

Total financial income	273	249	814	760

of which:
Financial income, excluding financial services companies(a)	16	14	48	38

Interest and other financial expenses:
Interest expense and other financial expenses	319	291	944	809
Write-downs of financial assets	59	42	120	74
Interest costs on employee benefits	20	20	61	61

Total interest and other financial expenses	398	353	1,125	944

Net (income)/expenses from derivative financial instruments and exchange differences	31	2	108	66

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	429	355	1,233	1,010

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies(b)	207	165	633	491

Net financial income/(expenses) excluding financial services companies(a) - (b)	(191)	(151)	(585)	(453)

Net financial expenses for the third quarter of 2014 and the first nine months of 2014, excluding those of the financial services companies, amount to $191 million and $585 million ($151 million and $453 million in the third quarter of 2013 and in the first nine months of 2013, respectively) and include in the third quarter of 2014 a pre-tax charge of $8 million and in the first nine months of 2014 a pre-tax charge of $71 million due to the re-measurement of Venezuelan assets denominated in bolivares following the changes in Venezuela’s exchange rate mechanism.

10.	Result from investments

The item includes CNH Industrial’s interest in the net income or loss of the companies accounted for using the equity method for an amount equal to an income of $12 million and $68 million in the third quarter of 2014 and in the first nine months of 2014, respectively (income of $25 million and $93 million in the third quarter of 2013 and in the first nine months of 2013, respectively); the item additionally includes the write-downs connected with the impairment loss of financial assets and any reversal, accruals to provisions against investments and dividend income.

The Result from investments in the third quarter of 2014 is a gain amounting to $12 million (a gain of $25 million in the third quarter of 2013) and mainly consists of: entities of Agricultural Equipment totaling $13 million ($20 million in the third quarter of 2013), entities of Commercial Vehicles totaling $-7 million ($1 million in the third quarter of 2013), and entities of Financial Services totaling $6 million ($4 million in the third quarter of 2013).

Interim Condensed Consolidated Financial Statements at September 30, 2014	40

The Result from investments in the first nine months of 2014 is a gain amounting to $68 million (a gain of $94 million in the first nine months of 2013) and mainly consists of: entities of Agricultural Equipment totaling $48 million ($66 million in the first nine months of 2013), entities of Commercial Vehicles totaling $6 million ($17 million in the first nine months of 2013), and entities of Financial Services totaling $14 million ($11 million in the first nine months of 2013).

11.	Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

($ million)	3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Current taxes	220	257	614	733
Deferred taxes	(123)	(70)	(144)	(144)
Taxes relating to prior periods	(5)	17	(29)	17

Total Income taxes	92	204	441	606

Income taxes for the third quarter of 2014 totaled $92 million ($204 million for the third quarter of 2013), representing an effective tax rate of 28.2% for the quarter. The decrease from the 38.3% for the third quarter 2013 effective tax rate is mainly due to recognizing deferred tax assets in certain jurisdictions.

The effective tax rate for the first nine months of 2014 was 36.0% compared to an effective tax rate of 38.1% for the first nine months of 2013. The significant increase of the effective tax rate in the first quarter 2014, due to the exceptional pre-tax charge relating to the re-measurement of Venezuelan assets for which no corresponding tax benefit has been recorded, was more than offset by the favorable resolution of tax audits recorded during the second quarter of 2014 and by the recognition of deferred tax assets in certain jurisdictions during the third quarter of 2014.

Net deferred tax assets at September 30, 2014 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

($ million)	At September 30, 2014	At December 31, 2013
Deferred tax assets	1,790	1,672
Deferred tax liabilities	(309)	(302)

Total	1,481	1,370

12.	Earnings per share

The basic earnings per common share for the third quarter of 2014 and the first nine months of 2014, and for the corresponding periods of 2013, is determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

For the third quarter and the first nine months of 2013, newly issued CNH Industrial N.V. common shares were counted for one day only, consistently with the accounting treatment of the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. (completed on September 29, 2013).

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material. For more detailed information on the composition of share capital, refer to Note 22 “Equity”.

Interim Condensed Consolidated Financial Statements at September 30, 2014	41

The following table sets out the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per common share for the third quarter of 2014 and the first nine months of 2014, and for the corresponding periods of 2013:

		3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Profit/(loss) for the period attributable to the owners of the parent	$ million	245	273	789	811
Weighted average number of common shares outstanding during the period – basic	thousand	1,354,407	1,223,939	1,353,670	1,223,025
Basic earnings per common share	$	0.18	0.22	0.58	0.66

The diluted earnings per common share for the third quarter and the first nine months of 2014, and for the corresponding periods of 2013, has been determined by increasing the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payments awards.

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the share-based payment awards issued on Fiat Industrial S.p.A. shares and on CNH Global N.V. shares. The diluted weighted average number of common shares outstanding for the third quarter and the first nine months of 2013 was determined by counting for one day only the potential common shares deriving from these equity awards. Before the Transaction, Fiat Industrial S.p.A. did not have any equity instruments with potential dilutive effect.

The following tables sets out for the third quarter and the first nine months of 2014 and for the corresponding periods of 2013 the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Profit/(loss) for the period attributable to the owners of the parent	$ million	245	273	789	811
Weighted average number of common shares outstanding during the period – diluted	thousand	1,359,626	1,224,014	1,359,366	1,223,050
Diluted earnings per common share	$	0.18	0.22	0.58	0.66

13.	Intangible assets

($ million)	Net of amortization at December 31, 2013	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at September 30, 2014
Goodwill	2,514	—	—	(17)	2,497
Development costs	2,862	485	(304)	(188)	2,855
Other	670	46	(83)	(21)	612

Total Intangible assets	6,046	531	(387)	(226)	5,964

Goodwill consists of net goodwill mainly resulting from the purchase of the Case group. Total Goodwill is allocated to each segment as follows: Agricultural Equipment for $1,695 million, Construction Equipment for $594 million, Commercial Vehicles for $64 million, Powertrain for $6 million and Financial Services for $138 million.

14.	Property, plant and equipment

($ million)	Net of depreciation at December 31, 2013	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at September 30, 2014
Property, plant and equipment	4,967	555	(474)	(267)	33	4,814
Assets sold with a buy-back commitment	2,000	587	(189)	(177)	(243)	1,978

Total Property plant and equipment	6,967	1,142	(663)	(444)	(210)	6,792

Additions of $1,142 million in the nine months of 2014 mainly refer to Agricultural Equipment, Construction Equipment and Commercial Vehicles.

Interim Condensed Consolidated Financial Statements at September 30, 2014	42

15.	Investments and other financial assets

($ million)	At September 30, 2014	At December 31, 2013
Investments	663	681
Non-current financial receivables	58	76
Other securities	1	1

Total Investments and other financial assets	722	758

Changes in Investments are as follows:

($ million)	At December 31, 2013	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At September 30, 2014
Investments	681	68	5	(91)	663

At September 30, 2014 the item Investments totals $663 million ($681 million at December 31, 2013) and includes, among others, the following investments: Naveco (Nanjing Iveco Motor Co.) Ltd. $241 million ($237 million at December 31, 2013), Turk Traktor Ve Ziraat Makineleri A.S. $97 million ($126 million at December 31, 2013) and CNH Industrial Capital Europe S.a.S. $111 million ($108 million at December 31, 2013).

Other changes consisting of a net decrease of $91 million mainly due to dividends of $61 million distributed by companies accounted for using the equity method, and to foreign exchange losses of $29 million.

Revaluations and write-downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16.	Leased assets

($ million)	Net of depreciation at December 31, 2013	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at September 30, 2014
Leased assets	1,059	653	(112)	(17)	(233)	1,350

17.	Inventories

($ million)	At September 30, 2014	At December 31, 2013
Raw materials, supplies and finished goods	8,568	7,509
Gross amount due from customers for contract works	26	27

Total Inventories	8,594	7,536

Inventories at September 30, 2014 include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for a total amount of $195 million ($202 million at December 31, 2013). Excluding these amounts, Inventories rose by $1,065 million during the first nine months of 2014.

Interim Condensed Consolidated Financial Statements at September 30, 2014	43

18.	Current receivables and Other current assets

($ million)	At September 30, 2014	At December 31, 2013
Trade receivables	1,187	1,362
Receivables from financing activities	22,294	21,986
Current tax receivables	372	348
Other current assets:
Other current receivables	1,475	1,674
Accrued income and prepaid expenses	175	226

Total other current assets	1,650	1,900

Total Current receivables and Other current assets	25,503	25,596

Other current receivables include amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

($ million)	At September 30, 2014	At December 31, 2013
Retail financing	11,315	11,202
Dealer financing	9,759	9,113
Finance leases	1,110	1,535
Other	110	136

Total Receivables from financing activities	22,294	21,986

Receivables from financing activities increased by $308 million during the period. Excluding translation exchange losses of $736 million arising mainly from trends in U.S. dollar/Euro, U.S. dollar/Brazilian real and U.S. dollar/Canadian dollar rates, this item increased by $1,044 million, mainly as the result of an increase in the wholesale portfolio.

Sales of receivables

CNH Industrial has discounted receivables and bills without recourse having due dates beyond September 30, 2014 amounting to $648 million ($1,091 million at December 31, 2013, with due dates beyond that date), which refer to trade receivables and other receivables for $582 million ($1,043 million at December 31, 2013) and receivables from financing activities for $66 million ($48 million at December 31, 2013).

19.	Other financial assets and Other financial liabilities

These items include, respectively, the positive and negative measurement at fair value of derivative financial instruments at September 30, 2014.

In particular, the overall change in other financial assets (from $261 million at December 31, 2013 to $165 million at September 30, 2014), and in other financial liabilities (from $94 million at December 31, 2013 to $240 million at September 30, 2014), is mainly due to the changes in exchange rates and interest rates over the period.

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

20.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At September 30, 2014, this item includes $802 million ($922 million at December 31, 2013) of restricted cash whose use is primarily limited to the repayment of the debt relating to securitizations classified as Asset-backed financing.

This item also includes at September 30, 2014, $51 million of cash and cash equivalents held by CNH Industrial’s Venezuelan subsidiary.

Interim Condensed Consolidated Financial Statements at September 30, 2014	44

21.	Assets held for sale

Assets held for sale at September 30, 2014 and at December 31, 2013 consist of buildings and factories mainly attributable to Financial Services and Agricultural Equipment.

22.	Equity

Total Equity at September 30, 2014 increased by $240 million over December 31, 2013, mainly due to the profit for the period of $783 million, partially offset by the dividends distributed for $381 million and by a decrease in cash flow hedge reserve.

Share capital

Share capital, fully paid-in, amounts to €18 million (equivalent to $25 million) at September 30, 2014 and consists of 1,354,194,368 common shares and 474,474,276 special voting shares, of which 56,596,604 were acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares.

For more complete information on the share capital of CNH Industrial N.V., reference should be made to Note 24 of the CNH Industrial Consolidated Financial Statements at December 31, 2013.

Treasury shares

At the Annual General Meeting (the “AGM”) held on April 16, 2014 Shareholders granted the Board of Directors (the “Board”) the authority to acquire up to a maximum of 10% of the Company’s issued common shares at the same date. The authorization is an instrument available to the Board, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 15, 2015, the Board may acquire the Company’s common shares in accordance with applicable regulations at a price not exceeding 10% of the market price of such common shares on the New York Stock Exchange (NYSE) and/or the Mercato Telematico Azionario (MTA), the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of the selected stock exchange.

At September 30, 2014, CNH Industrial N.V. does not own directly or indirectly treasury common shares. As above discussed with reference to Share capital, the Company owns 56,596,604 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

Capital reserves

At September 30, 2014 capital reserves amounting to $3,153 million ($3,114 million at December 31, 2013) include the effect of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,413 million at September 30, 2014 ($5,005 million at December 31, 2013), mainly consist of retained earnings and profits attributable to the owners of the parent.

On February 27, 2014, the Board of Directors of CNH Industrial N.V. recommended to the Company’s Shareholders that the Company declare a dividend of €0.20 per common share. The proposal was approved by the Company’s Shareholders at the AGM. The cash dividend was declared in euro and has been paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share).

Interim Condensed Consolidated Financial Statements at September 30, 2014	45

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments arising during the period	(117)	43	(243)	134
Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	20	(25)	(25)	(34)
Gains/(losses) on cash flow hedging instruments	(97)	18	(268)	100
Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—
Exchange gains/(losses) on translating foreign operations arising during the period	(151)	(60)	41	(356)
Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(151)	(60)	41	(356)
Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(27)	(3)	(29)	(16)
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income of entities accounted for using the equity method	(27)	(3)	(29)	(16)

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	(275)	(45)	(256)	(272)

Tax effect of the other components of Other comprehensive income (C)	25	(22)	74	(27)

Total Other comprehensive income, net of tax (A) + (B) + (C)	(250)	(67)	(182)	(299)

Interim Condensed Consolidated Financial Statements at September 30, 2014	46

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	3rd Quarter 2014			3rd Quarter 2013			1/1-9/30 2014			1/1-9/30 2013
($ million)	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—	—	—	—	—	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss	—	—	—	—	—	—	—	—	—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(97)	25	(72)	18	(22)	(4)	(268)	74	(194)	100	(27)	73
Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(151)	—	(151)	(60)	—	(60)	41	—	41	(356)	—	(356)
Share of Other comprehensive income of entities accounted for using the equity method	(27)	—	(27)	(3)	—	(3)	(29)	—	(29)	(16)	—	(16)

Total Other comprehensive income that may be reclassified subsequently to profit or loss	(275)	25	(250)	(45)	(22)	(67)	(256)	74	(182)	(272)	(27)	(299)

Total Other comprehensive income	(275)	25	(250)	(45)	(22)	(67)	(256)	74	(182)	(272)	(27)	(299)

Share-based compensation

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013.

Furthermore, on September 9, 2013 the CNH Industrial N.V. Directors’ Compensation Plan (the “CNH Industrial DCP”) was approved by the Shareholders and adopted by the Board of Directors of CNH Industrial N.V.

In September 2014, the Chairman of CNH Industrial exercised his rights with respect to 733,334 shares of vested restricted share units from the former Fiat Industrial Plan.

Detailed information on these share-based payment awards is included in Note 24 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

CNH Industrial N.V. Equity Incentive Plan (“EIP”)

At the Annual General Meeting held on April 16, 2014, Shareholders approved the CNH Industrial N.V. Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows.

The EIP allows to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial grants of certain types of equity awards subject to the terms and conditions established by the Compensation Committee.

The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

The following paragraphs describe the new grants occurred during the first nine months of 2014.

Performance Share Units

In June 2014, CNH Industrial issued to its Chief Executive Officer and selected key employees approximately 12 million Performance Share Units (PSUs) with financial performance goals covering a five-year period from January 1, 2014 to December 31, 2018. The performance goals include a performance condition as well as a market condition, with each

Interim Condensed Consolidated Financial Statements at September 30, 2014	47

weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of total grant will vest in February 2017, a cumulative two-thirds in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.

The fair value of the award that is contingent upon the achievement of the performance condition is measured using stock prices on respective grant dates adjusted for the present value of future dividends employees will not receive during the vesting period. The weighted average fair value for the PSUs that is based on the performance condition is $9.54 per share.

The fair value of the award that is based on the market condition is calculated using the Monte Carlo Simulation model. The weighted average fair value for the award is $8.29 per share and the key assumptions utilized in the model are listed as follows:

	Key Assumptions for awards issued on:
	June 9, 2014	June 25, 2014
Grant date stock price (in $)	10.88	10.19
Volatility (%)	44.5	44.1
Dividend yield (%)	2.6	2.7
Risk-free rate (%)	1.69	1.68

In September 2014, CNH Industrial issued to select employees some additional PSUs, which have vesting conditions identical to the June 2014 grants.

Restricted Share Units

In June 2014, CNH Industrial also issued to selected employees approximately one million shares of Restricted Share Units (RSUs) with a weighted average fair value of $9.64 per share. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to Mr. Marchionne, the Chairman of CNH Industrial, in June 2014. These shares are service based and will vest in five tranches at the end of each year starting December 31, 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends Mr. Marchionne will not receive during the vesting period.

In September 2014, CNH Industrial issued to select employees some additional RSUs, which are service based and will vest in three tranches.

CNH Industrial recognized total share-based compensation expense of $20 million and $9 million for the third quarter of 2014 and 2013, respectively, and $31 million and $32 million for the first nine months of 2014 and 2013, respectively.

23.	Provisions

($ million)	At September 30, 2014		At December 31, 2013
Employee benefits		2,547		2,713
Other provisions:
Warranty provision	1,035		1,111
Restructuring provision	113		83
Investment provision	6		7
Other risks	2,729		2,614

Total Other provisions		3,883		3,815

Total Provisions		6,430		6,528

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits. Provisions decreased over the first nine months of 2014 mainly as the result of the payment of components of variable compensation relating to 2013.

Provisions for other risks amount to $2,729 million at September 30, 2014 ($2,614 million at December 31, 2013) and include provisions for contractual, commercial and legal risks.

Interim Condensed Consolidated Financial Statements at September 30, 2014	48

24.	Debt

($ million)	At September 30, 2014		At December 31, 2013
Asset-backed financing		13,781		14,727
Other debt:
Bonds	9,673		7,329
Borrowings from banks	6,478		7,101
Payables represented by securities	740		541
Other	269		248

Total Other debt		17,160		15,219

Total Debt		30,941		29,946

Debt increased by $995 million over the period mainly due to an increase of $2,801 million for the issuance of new bonds, partially offset by a reduction of $1,294 million as a consequence of exchange translation differences and a decrease of $563 million in asset-backed financing.

During the first nine months of 2014, the following bonds were issued:

•	in March 2014, in the context of the Global Medium Term Note Programme, CNH Industrial Finance Europe S.A. issued a €1 billion bond (equivalent to $1.3 billion), maturing in 2019 and bearing fixed interest at a rate of 2.75% payable annually;

•	in June 2014, CNH Industrial Capital LLC issued a $500 million bond maturing in 2019 and bearing fixed interest at a rate of 3.375% payable semi-annually.

•	in September 2014, in the context of the Global Medium Term Note Programme, CNH Industrial Finance Europe S.A. issued a €700 million bond (equivalent to $881 million), maturing in 2021 and bearing fixed interest at a rate of 2.875% payable annually;

The principal bond issues outstanding at September 30, 2014 are as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Global Medium Term Notes:
CNH Industrial Finance Europe S.A.(1)	EUR	1,000	5.25%	March 11, 2015	1,258
CNH Industrial Finance Europe S.A.(1)	EUR	1,200	6.25%	March 9, 2018	1,510
CNH Industrial Finance Europe S.A.(1)	EUR	1,000	2.75%	March 18, 2019	1,258
CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	881

Total Global Medium Term Notes					4,907

Other bonds:
CNH Industrial Capital LLC	USD	750	3.875%	November 1, 2015	750
CNH Industrial America LLC	USD	254	7.25%	January 15, 2016	254
CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500
CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500
Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

Total Other bonds					4,604

Hedging effect and amortized cost valuation					162

Total Bonds					9,673

(1)	Bond listed on the Irish Stock Exchange.

Further information about bonds is included in Note 27 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

CNH Industrial intends to repay the issued bonds in cash at due date by utilizing available liquid resources. In addition, CNH Industrial’s companies may from time to time buy back on the market their issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Interim Condensed Consolidated Financial Statements at September 30, 2014	49

Available committed credit lines expiring after twelve months amount to approximately $2.5 billion at September 30, 2014 ($2.2 billion at December 31, 2013).

Finally, financial payables secured with mortgages and other liens on assets of CNH Industrial amount to $164 million at September 30, 2014 ($160 million at December 31, 2013); this amount includes balances of $73 million ($74 million at December 31, 2013) due to creditors for assets acquired under finance leases.

25.	Trade payables

Trade payables of $6,130 million at September 30, 2014 decreased by $1,239 million from the amount at December 31, 2013.

26.	Other current liabilities

At September 30, 2014, Other current liabilities mainly include $1,955 million of amounts payable to customers relating to buy-back agreements ($1,902 million at December 31, 2013) and accrued expenses and deferred income of $567 million ($624 million at December 31, 2013).

27.	Guarantees granted, commitments and contingent liabilities

Guarantees granted

At September 30, 2014 CNH Industrial had outstanding guarantees granted on the debt or commitments of third parties or unconsolidated subsidiaries, joint ventures and associates totaling $377 million ($513 million at December 31, 2013). These guarantees mainly consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of some joint ventures by Commercial Vehicles.

Contingent liabilities

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability, product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters, disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its consolidated financial statements.

CNH Industrial is successor to Fiat Industrial S.p.A. – a company was formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2014, the outstanding Liabilities amount to approximately $3.6 billion (of which $3.3 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

Further information concerning the CNH Industrial’s contingent liabilities is presented in the “Contingent liabilities” section of Note 30 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

Interim Condensed Consolidated Financial Statements at September 30, 2014	50

28.	Segment information

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

As described in the Foreword, until December 31, 2013, CNH Industrial presented its consolidated financial statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting, CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for comparative periods has been recast to conform to the current year’s presentation.

Segment information presented below is prepared in accordance with the accounting policies previously described in section “Significant Accounting Policies”.

CNH Industrial has the following five operating segments:

•	Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe;

•	Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands;

•	Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peacekeeping missions under the Iveco Defence Vehicles brand;

•	Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

•	Financial Services, which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial’s dealers. In addition, Financial Services provides wholesale financing to CNH Industrial’s dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

CNH Industrial’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations, as well as corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties, as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM assessed the performance of the operating segments mainly on the basis of Trading profit/(loss), earned by those segments. Trading profit/(loss) is computed starting from Net revenues less Cost of sales, Selling, general and administrative costs, Research and development costs, and Other income/(expenses). Trading profit/(loss) represents Operating profit/(loss) before specific items that are believed to hinder comparison of the trading performance of CNH Industrial’s businesses either year-on-year or with other businesses. Specifically, Trading profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of CNH Industrial’s businesses.

Interim Condensed Consolidated Financial Statements at September 30, 2014	51

The Income statement by operating segment for the third quarter of 2014 and 2013 is as follows:

	3rd Quarter 2014
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group
Segment revenues	3,659	841	2,565	1,027	(644)	7,448	504	(135)	7,817
Revenues from transactions with other operating segments	—	—	(14)	(630)	644	—	(135)	135	—
Revenues from external customers	3,659	841	2,551	397	—	7,448	369	—	7,817
Trading profit/(loss)	398	29	2	52	(28)	453	117	—	570
Unusual income/(expense)	(32)	(1)	(32)	—	—	(65)	—	—	(65)
Operating profit/(loss)	366	28	(30)	52	(28)	388	117	—	505
Financial income/(expense)					(191)	(191)	—	—	(191)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	13	—	(7)	—	—	6	6	—	12
Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—
Result from investments	13	—	(7)	—	—	6	6	—	12
Profit/(loss) before taxes						203	123	—	326
Income taxes					44	44	48	—	92
Profit/(loss) from Continuing Operations						159	75	—	234
Result from intersegment investments						75	(1)	(74)	—
Profit/(loss) from Continuing Operations						234	74	(74)	234

	3rd Quarter 2013
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group
Segment revenues	4,138	733	2,723	1,010	(694)	7,910	462	(136)	8,236
Revenues from transactions with other operating segments	—	—	(13)	(681)	694	—	(136)	136	—
Revenues from external customers	4,138	733	2,710	329	—	7,910	326	—	8,236
Trading profit/(loss)	545	(40)	25	47	(18)	559	115	—	674
Unusual income/(expense)	(5)	4	(7)	(1)	(6)	(15)	—	—	(15)
Operating profit/(loss)	540	(36)	18	46	(24)	544	115	—	659
Financial income/(expense)					(151)	(151)	—	—	(151)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	20	—	1	—	—	21	4	—	25
Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—
Result from investments	20	—	1	—	—	21	4	—	25
Profit/(loss) before taxes						414	119	—	533
Income taxes					150	150	54	—	204
Profit/(loss) from Continuing Operations						264	65	—	329
Result from intersegment investments						65	(2)	(63)	—
Profit/(loss) from Continuing Operations						329	63	(63)	329

Interim Condensed Consolidated Financial Statements at September 30, 2014	52

The Income statement by operating segment for the first nine months of 2014 and 2013 is as follows:

	1/1 – 9/30 2014
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group
Segment revenues	11,801	2,546	7,675	3,484	(2,177)	23,329	1,541	(401)	24,469
Revenues from transactions with other operating segments	—	—	(48)	(2,129)	2,177	—	(401)	401	—
Revenues from external customers	11,801	2,546	7,627	1,355	—	23,329	1,140	—	24,469
Trading profit/(loss)	1,451	64	(111)	147	(63)	1,488	393	—	1,881
Unusual income/(expense)	(32)	(43)	(60)	—	(5)	(140)	—	—	(140)
Operating profit/(loss)	1,419	21	(171)	147	(68)	1,348	393	—	1,741
Financial income/(expense)					(585)	(585)	—	—	(585)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	48	—	6	—	—	54	14	—	68
Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—
Result from investments	48	—	6	—	—	54	14	—	68
Profit/(loss) before taxes						817	407	—	1,224
Income taxes						295	146	—	441
Profit/(loss) from Continuing Operations						522	261	—	783
Result from intersegment investments						261	1	(262)	—
Profit/(loss) from Continuing Operations						783	262	(262)	783

	1/1 – 9/30 2013
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group
Segment revenues	12,621	2,426	7,846	3,090	(2,190)	23,793	1,427	(404)	24,816
Revenues from transactions with other operating segments	—	—	(97)	(2,093)	2,190	—	(404)	404	—
Revenues from external customers	12,621	2,426	7,749	997	—	23,793	1,023	—	24,816
Trading profit/(loss)	1,618	(56)	10	115	(41)	1,646	394	—	2,040
Unusual income/(expense)	—	4	(41)	(4)	(9)	(50)	(41)	—	(91)
Operating profit/(loss)	1,618	(52)	(31)	111	(50)	1,596	353	—	1,949
Financial income/(expense)					(453)	(453)	—	—	(453)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	66	—	16	—	—	82	11	—	93
Other profit/(loss) from investments	—	—	1	—	—	1	—	—	1
Result from investments	66	—	17	—	—	83	11	—	94
Profit/(loss) before taxes						1,226	364	—	1,590
Income taxes					460	460	146	—	606
Profit/(loss) from Continuing Operations						766	218	—	984
Result from intersegment investments						218	(4)	(214)	—
Profit/(loss) from Continuing Operations						984	214	(214)	984

Interim Condensed Consolidated Financial Statements at September 30, 2014	53

29.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

•	Level 3 – unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or not-recurring basis, in the statement of financial position at September 30, 2014 and at December 31, 2013:

		At September 30, 2014				At December 31, 2013
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	165	—	165	—	261	—	261

Total Assets		1	165	—	166	1	261	—	262

Other financial liabilities	(19)	—	(240)	—	(240)	—	(94)	—	(94)

Total Liabilities		—	(240)	—	(240)	—	(94)	—	(94)

In the first nine months of 2014 and in 2013 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 of CNH Industrial Consolidated Financial Statements at December 31, 2013.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

The following table provides the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at September 30, 2014 and at December 31, 2013:

		At September 30, 2014
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	11,213	11,213	11,315
Dealer financing	(18)	—	—	9,757	9,757	9,759
Finance leases	(18)	—	—	1,114	1,114	1,110
Other receivables from financing activities	(18)	—	—	110	110	110

Total Receivables from financing activities		—	—	22,194	22,194	22,294

Asset-backed financing	(24)	—	13,771	—	13,771	13,781
Bonds	(24)	5,241	4,779	—	10,020	9,673
Borrowings from banks	(24)	—	6,479	—	6,479	6,478
Payable represented by securities	(24)	—	720	—	720	740
Other debt	(24)	—	269	—	269	269

Total Debt		5,241	26,018	—	31,259	30,941

Interim Condensed Consolidated Financial Statements at September 30, 2014	54

		At December 31, 2013
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	11,200	11,200	11,202
Dealer financing	(18)	—	—	9,119	9,119	9,113
Finance leases	(18)	—	—	1,529	1,529	1,535
Other receivables from financing activities	(18)	—	—	136	136	136

Total Receivables from financing activities		—	—	21,984	21,984	21,986

Assets-backed financing	(24)	—	14,747	—	14,747	14,727
Bonds	(24)	3,471	4,497	—	7,968	7,329
Borrowings from banks	(24)	—	6,940	—	6,940	7,101
Payable represented by securities	(24)	—	538	—	538	541
Other debt	(24)	—	248	—	248	248

Total Debt		3,471	26,970	—	30,441	29,946

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for CNH Industrial non-performance risk over the remaining term of the financial liability.

30.	Related party transactions

In accordance with IAS 24, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group, CNH Industrial N.V.’s parent company Exor S.p.A. and the companies that Exor S.p.A. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”), unconsolidated subsidiaries of CNH Industrial and the associates or joint ventures of CNH Industrial. Finally, the members of the Board of Directors, the statutory auditors (in 2013 for Fiat Industrial S.p.A.) and managers of CNH Industrial with strategic responsibility and members of their families are considered related parties too.

As of September 30, 2014, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets, Exor S.p.A. held 41.4% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2014.

CNH Industrial engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Committee believes to be arm’s-length terms.

Relations between CNH Industrial and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Interim Condensed Consolidated Financial Statements at September 30, 2014	55

Transactions with FCA

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Companies of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the companies of FCA. The main effects of such transactions reflected on this Interim Report are as follows:

($ million)	1/1 – 9/30 2014	1/1 – 9/30 2013
Net revenues	722	675
Cost of sales	453	475
Selling, general and administrative costs	194	209

($ million)	At September 30, 2014	At December 31, 2013
Trade receivables	32	36
Trade payables	165	178

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as Iveco Oto Melara Società consortile, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., SAIC Iveco Commercial Vehicle Investment Company Limited and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. The main effects of such transactions reflected on this Interim Report are as follows:

($ million)	1/1 – 9/30 2014	1/1 – 9/30 2013
Net revenues	494	445
Cost of sales	425	360

($ million)	At September 30, 2014	At December 31, 2013
Trade receivables	87	68
Trade payables	138	154

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the first nine months of 2014 revenues from associates totaled $71 million ($42 million in the first nine months of 2013) and mainly related to transactions with IVECO-AMT Ltd. At September 30, 2014 receivables arising from the revenues discussed above amounted to $23 million ($15 million at December 31, 2013).

Transactions with other related parties

In the first nine months of 2014, no such transactions occurred. In the first nine months of 2013, the cost of sales included $25 million due to purchases of components from the Brembo Group, controlled by Alberto Bombassei who was a member of the Board of Directors of Fiat Industrial S.p.A. until the Merger.

Interim Condensed Consolidated Financial Statements at September 30, 2014	56

Compensation to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, are as follows:

(in thousands of dollars)	1/1 – 9/30 2014	1/1 – 9/30 2013
Directors(a)	18,987	11,633
Statutory auditors(b)	—	190

Total Compensation	18,987	11,823

(a)	This amount includes the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.
(b)	Statutory Auditors refer to Fiat Industrial S.p.A. before the Merger.

The aggregate expense incurred in the first nine months of 2014 for the compensation of managers with strategic responsibilities of the Group amounts to approximately $20 million ($19 million in the first nine months of 2013). This amount is inclusive of the notional compensation cost for share-based payments.

Commitments and guarantees with related parties

At September 30, 2014 CNH Industrial had pledged guarantees on commitments of its joint ventures for amount of $263 million, ($272 million at December 31, 2013) mainly related to Iveco – Oto Melara Società consortile.

31.	Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1/1 – 9/30 2014		At December 31, 2013	1/1 – 9/30 2013
	Average	At September 30		Average	At September 30
Euro	0.738	0.795	0.725	0.759	0.740
Pound sterling	0.599	0.618	0.605	0.647	0.619
Swiss franc	0.899	0.959	0.890	0.935	0.905
Polish zloty	3.081	3.320	3.012	3.190	3.131
Brazilian real	2.290	2.449	2.362	2.120	2.251
Argentine peso	7.984	8.478	6.518	5.278	5.790
Turkish lira	2.165	2.287	2.147	1.867	2.037

32.	Other information

During the first nine months of 2014, CNH Industrial had an average number of employees of 70,794 compared to an average of 69,588 during the first nine months of 2013.

33.	IFRS to US GAAP reconciliation

This Interim Report has been prepared in accordance with the IFRS as issued by the IASB and as adopted by the European Union (refer to section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

Starting from the annual report on Form 20-F at December 31, 2013, CNH Industrial has begun to report financial results under U.S. GAAP for SEC reporting purposes, continuing to report under IFRS for European listing purposes and Dutch law requirements.

IFRS differ in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

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Reconciliation of Profit

($ million)	Note	3rd Quarter 2014	3rd Quarter 2013	1/1-9/30 2014	1/1-9/30 2013
Profit in accordance with IFRS		234	329	783	984

Adjustments to conform with U.S. GAAP:
Development costs, net of amortization	(a)	(39)	(75)	(181)	(240)
Goodwill and other intangible assets	(b)	(2)	(2)	(6)	(6)
Defined benefit plans	(c)	(4)	(4)	(12)	(12)
Restructuring provisions	(d)	(5)	5	18	(5)
Other adjustments	(e)	(7)	—	(14)	(12)
Tax impact on adjustments	(f)	51	38	97	106
Deferred tax assets and tax contingencies recognition	(g)	(66)	(16)	(64)	(41)

Total adjustments		(72)	(54)	(162)	(210)

Net income in accordance with U.S. GAAP		162	275	621	774

Reconciliation of Total Equity

($ million)	Note	At September 30, 2014	At December 31, 2013
Total Equity in accordance with IFRS		7,902	7,662

Adjustments to conform with U.S. GAAP:
Development costs, net of amortization	(a)	(2,855)	(2,862)
Goodwill and other intangible assets	(b)	124	130
Defined benefit plans	(c)	63	29
Restructuring provisions	(d)	21	6
Other adjustments	(e)	25	15
Tax impact on adjustments	(f)	840	773
Deferred tax assets and tax contingencies recognition	(g)	(854)	(798)

Total adjustments		(2,636)	(2,707)

Total Equity in accordance with U.S. GAAP		5,266	4,955

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs, net of amortization

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under IFRS, have been reversed under U.S. GAAP. In the third quarter of 2014, under IFRS the Group capitalized $147 million ($152 million in the third quarter of 2013) of development costs and amortized $108 million ($77 million in the third quarter of 2013) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the third quarter of 2014 and 2013). In the first nine months of 2014, under IFRS the Group capitalized $485 million ($468 million in the first nine months of 2013) of development costs and amortized $304 million ($228 million in the first nine months of 2013) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first nine months of 2014 and 2013).

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the two sets of financial statements is primarily due to the different times when IFRS and ASC 350 – Intangibles – Goodwill and Other, where adopted. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. CNH

Interim Condensed Consolidated Financial Statements at September 30, 2014	58

Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the third quarter and in the first nine months of 2014 and in the corresponding periods of 2013.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, gains and losses are deferred through use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when CNH Industrial has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for CNH Industrial restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

CNH Industrial’s policy for accounting for deferred income taxes under IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2013. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to deferred tax asset valuation allowances which have been established for U.S. GAAP purposes in certain foreign jurisdictions with U.S. GAAP pretax book losses in recent years higher than those recorded for IFRS purposes.

Interim Condensed Consolidated Financial Statements at September 30, 2014	59